  EXHIBIT 99.1

FURY GOLD MINES LIMITED

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021

DATED MARCH 23, 2022

TABLE OF CONTENTS

INTRODUCTORY NOTES	4
Cautionary Note Regarding Forward-Looking Statements	4
Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates	5
Resource Category (Classification) Definitions	6
CORPORATE STRUCTURE	7
Name, Address and Incorporation	7
Inter-corporate Relationships	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
Business of Fury Gold	9
Three Year History Fury Gold’s Business	9
2019	9
Financings and Exploration Highlights	9
2020	10
Financings	10
Merger with Eastmain Resources and South American Projects Spin-offs	10
Changes in Management	11
Eau Claire Exploration Program	11
Committee Bay Project Drill and Exploration Plans	11
2021	11
Eau Claire Exploration Program	11
Committee Bay Project Drill and Exploration Program	11
Changes to Management and the Board	11
Financing	12
Corporate developments	12
Recent Developments - 2022 year-to-date	12
Completion of Sale of Homestake Ridge to Dolly Varden and Investor Rights Agreement	12
Other Changes to Management	13
BUSINESS DESCRIPTION	13
General	13
Specialized Skill and Knowledge	14
Competitive Conditions	14
Cyclical and Seasonal	14
Intangible Properties	14
Environmental Protection	15
Employees	15
Social and Environmental Policies	15
Indigenous and Local Community Engagement	16
Continuing Operations and COVID-19	16
THE COMPANY’S MINERAL PROJECTS	16
Eau Claire Project	16
Property Description and Location	17
Accessibility, Climate, Local Resources, Infrastructure and Physiography	17
Geology, Mineralization and Deposit Type	18
History	19
Security of Samples	19
Sampling, Analysis and Data Verification	19
Mineral Processing and Metallurgical Testing	20
2018 Mineral Resource Estimate and Preliminary Economic Analysis	21
Eau Claire Preliminary Economic Assessment	22
Potentially Extractable Portion of Mineralization for Mine Planning Purposes	22
Mine Plan	23
Processing and Recovery	23
Infrastructure & Tailings	24

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Economic Analysis, Capital Costs and Sensitivity	24
Opportunities to Enhance Project Value	25
Recommendations	25
Post PEA Eau Claire Exploration Program	26
Resource Expansion Program	26
Exploration Program	27
Regional Exploration Program	30
Committee Bay Project	30
Description and Location	31
Access, Climate, Local Resources, Infrastructure and Physiography	31
Geology, Mineralization and Deposit Types	31
History	32
Sampling, Analyses and Data Verification	32
Committee Bay RAB Drilling QA/QC Disclosure	32
Committee Bay Diamond Drilling QA/QC Disclosure	32
Committee Bay Grabs QA/QC Disclosure:	33
Mineral Processing and Metallurgical Testing	33
Committee Bay Mineral Resource Estimates	35
Exploration Program Recommendations	36
2015 through 2021 Committee Bay Exploration	37
2018 Committee Bay Exploration Program	37
2019 Committee Bay Exploration Program	38
2021 Committee Bay Project Drill and Exploration Program	38
RISK FACTORS	39
Exploration Activities May Not Be Successful	39
Commodity Price Fluctuations and Cycles	41
Additional Funding Requirements and Shareholder Equity Dilution	41
Negative Cash Flow	41
Indirect Economic Interest in the Homestake Ridge Project	42
Price Volatility of Publicly Traded Securities	42
Mineral Resource Estimates	42
Risks Related to Preliminary Economic Assessments	42
Inflation	43
Property Commitments	43
Environmental Regulatory, Health & Safety Risks	43
Relationships with Local Communities and Indigenous Organizations	43
Environmental Protection	44
Climate Change	44
Changes in Government Regulation	45
COVID-19 and Other Pandemics	45
Competitive Conditions	45
Local Community Uncertainties	46
Acquisitions May Not Be Successfully Integrated	46
Changes in the Market Price of Common Shares	46
Properties May Be Subject to Defects in Title	46
Reliance on Contractors and Experts	47
Legal and Litigation Risks	47
Risks Relating to Statutory and Regulatory Compliance	47
Insurance Risk	47
Limited Business History and No History of Earnings	48
Claims by Investors Outside of Canada	48
No-Dividends Policy	48
Disclosure and Internal Controls	48
Cybersecurity Risks	49
Social Media Risks	49
Liabilities relating to Past Issuances of Flow-Through Shares	49

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DESCRIPTION OF CAPITAL STRUCTURE	50
Attributes of Common Shares	50
Authorized Preferred Shares	50
Pre-emptive Share Purchase Rights	50
MARKET FOR SECURITIES	50
Trading Price and Volume	50
Prior Sales	51
DIRECTORS AND EXECUTIVE OFFICERS	51
Name, Principal Occupation and Province or State of Residence	51
Management Security Holdings	53
Management History of Cease Trade Orders, Bankruptcies, Penalties or Sanctions	53
Potential Conflicts of Interest	54
Audit Committee	54
Audit Committee Charter	54
Composition of the Audit Committee	55
Relevant Education and Experience of Audit Committee Members	55
Pre-Approval Policies and Procedures	56
External Auditor Service Fees	56
Other Board Committees	56
No Legal Proceedings	56
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	56
Agreement with Universal Mineral Services Ltd.	57
TRANSFER AGENT AND REGISTRAR	57
AUDITOR	57
MATERIAL CONTRACTS	57
INTERESTS OF EXPERTS	57
ADDITIONAL INFORMATION	58

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INTRODUCTORY NOTES

In this Annual Information Form (the “AIF”) the “Company”, “Fury Gold”, “we”, “us” or “our” refers to Fury Gold Mines Limited, together with, as the context requires, its subsidiaries or its predecessors.

This AIF is dated March 23, 2022. Except as otherwise indicated, all information contained herein is as at December 31, 2021. As further discussed below, the most significant changes of information from that which was effective on December 31, 2021, to that which is effective as of the date hereof relate to the sale of the Company’s Homestake Ridge Project pursuant to a transaction which was agreed December 6, 2021 and which completed February 25, 2022.

In this AIF, unless otherwise indicated, all dollar amounts and references to “C$” or “$” are to Canadian dollars and references to “US$” are to U.S. dollars. All dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this AIF contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s intentions and views regarding future outcomes and are inherently uncertain and should not be heavily relied upon. When used in this AIF, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, identify such forward-looking statements. Specific forward-looking statements in this AIF include: the Company’s exploration and financing plans, the likelihood of discovering or expanding resources; the Company’s estimated mineral resources and the economics related thereto; the potential for development of the Company’s Eau Claire Project, including projected production rates, potentially extractable mineralization, mine life, mineral prices, capital costs, operating costs, internal rates of return, payback and net present value; permitting timelines; government regulation of mining operations; environmental and climate-related risks; the possible impairment of mining interests; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the timing and amount of estimated exploration expenditures and capital raises for the Company; the liquidity of the common shares in the capital of the Company and other events or conditions that may occur in the future.

The forward-looking statements contained in this AIF represent the Company’s views as of the date hereof. The assumptions related to these plans, estimates, projections, beliefs and opinions may change without notice and in unanticipated ways. Many assumptions may prove to be incorrect, including the Company’s budgeting plans, expected costs, assumptions regarding market conditions and other factors upon which the Company has based its expenditure and funding expectations; the Company’s ability to obtain or renew the licenses and permits necessary for exploration; that operations and financial markets will not in the long term be adversely impacted by the COVID-19 pandemic; the Company’s ability to complete and successfully integrate acquisitions; the possible effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the future demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s mineral reserve and resource estimates and preliminary economic assessments, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals.

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Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict, that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to adversely differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this AIF include, but are not limited to, fluctuations in the current and projected prices for gold, other precious and base metals and other commodities (such as natural gas, fuel oil and electricity) which are needed to produce these metals; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); the speculative nature of mineral exploration and development; the estimation of mineral resources, the Company’s ability to obtain funding, including the Company’s ability to complete future equity financings; the Company’s Eau Claire PEA is not supported by any preliminary or final feasibility study and there is a substantial risk that the projected economics indicated by the Eau Claire PEA may not be achieved; environmental risks and remediation measures, including evolving environmental regulations and legislation; changes in laws and regulations impacting exploration and mining activities; the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;legal and litigation risks; statutory and regulatory compliance; insurance and uninsurable risks; the Company’s limited business history and history of losses and negative cash, which will continue into the foreseeable future; our inability to pay dividends, volatility in the Company’s share price, the continuation of our management team and our ability to secure the specialized skill and knowledge necessary to operate in the mining industry; relations with and claims by local communities and non-governmental organizations, including relations with and claims by indigenous populations; the effectiveness of the Company’s internal control over financial reporting; cybersecurity risks; risks relating to the Company’s public perception; general business, economic, competitive, political and social uncertainties; and public health crises such as the COVID-19 pandemic and other uninsurable risks. While intended to list the primary risks were see, no list can contain an exhaustive list of the risk and other factors that may affect any of the Company’s forward-looking statements. Some of these risks and other factors are discussed in more detail in the section entitled “Risk Factors” in this AIF. Investors and others should carefully consider these risks and other factors and not place heavy reliance on the forward-looking statements.

The Company only updates its forward-looking statements, to the extent required by applicable securities laws.

Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates

This AIF, uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. However, these terms are not defined terms under SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and normally are not permitted to be used in reports and registration statements filed with the Securities and Exchange Commission (the “SEC”). The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

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United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, (i) a “measured mineral resource” has a higher level of confidence than that applying to either an “indicated mineral resource” or an “inferred mineral resource”, it may be converted to a “proven mineral reserve” or to a “probable mineral reserve”, (ii) an “indicated mineral resource” has a lower level of confidence than that applying to a “measured mineral resource” and may only be converted to a “probable mineral reserve”, and (iii) an “inferred mineral resource” has a lower level of confidence than that applying to an “indicated mineral resource” and must not be converted to a “mineral reserve”. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as or claimed to be reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. The Company does not have any project on which “mineral reserves, either proven or probable are known or claimed to exist.

Accordingly, information contained in this AIF describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” below for a description of certain of the mining terms used in this AIF.

Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the CIM Definition Standards developed by the CIM. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are “mineral resources” (potential for economic viability) and “mineral reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred mineral resource, indicated mineral resource and measured mineral resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). The Company at this time has not classified any of its mineral deposits as mineral reserves. These classifications can be more particularly described as follows:

A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. The Company has no projects for which mineral reserves are claimed.

An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

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A “mineral reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors, which are considerations used to convert mineral resources to mineral reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A “proven mineral reserve” is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on June 9, 2008, under the name Georgetown Capital Corp. The Company was a Capital Pool Company under the policies of the TSX Venture Exchange (the “TSXV”) and, accordingly, on February 23, 2011, the Company completed a qualifying transaction (the “Qualifying Transaction”) with Full Metal Minerals USA Inc., a wholly owned subsidiary of Full Metals Minerals Ltd. Pursuant to the Qualifying Transaction, the Common Shares began trading on the TSXV. On October 15, 2013, the Company changed its name to Auryn Resources Inc. On November 1, 2016, the Company completed its graduation to the TSX and the Common Shares began trading on the TSX. In connection with the Company’s graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. On July 17, 2017, the Common Shares also commenced trading on the NYSE American.

2020 Merger and Reorganization

On October 9, 2020, the Company acquired all of the then issued and outstanding shares of Eastmain Resources Inc. (“Eastmain”) in accordance with the terms and conditions of the arrangement agreement dated August 10, 2020 (the “Arrangement Agreement”). On October 5, 2020, the Eastmain Transaction and the Spinco Transactions (as defined herein) received the approval of both the Company’s and Eastmain’s shareholders, and on October 7, 2020, the British Columbia Supreme Court and the Ontario Superior Court of Justice approved the Reorganization Arrangement and the Eastmain Arrangement, respectively, and both courts issued final orders approving the Eastmain Transaction and the Spinco Transactions. In accordance with the terms of the Arrangement Agreement, the Company changed its name to “Fury Gold Mines Limited” pursuant to a certificate of change of name dated October 8, 2020.

Immediately following the closing of the Transaction, the Company’s ticker symbol for the Common Shares was changed to “FURY” effective October 12, 2020 on the NYSE American and October 13, 2020 on the TSX. Eastmain’s shares were delisted form the TSX and removed from the OTCQB after the end of trading on October 9, 2020. Immediately following the closing of the Eastmain Arrangement, Eastmain became a wholly-owned subsidiary of Fury Gold.

2022 Acquisition of 35.3% of Dolly Varden Silver Corporation

On February 25, 2022, the Company announced the completion of the sale of the Homestake Ridge project to Dolly Varden Silver Corporation (“Dolly Varden”), a publicly traded corporation listed on the TSX Venture Exchange. Pursuant to the Homestake Purchase Agreement entered into on December 6, 2021, Dolly Varden has acquired 100% of Homestake Resource Corporation from Fury in exchange for a $5 million cash payment and the issuance of 76,504,590 common shares of Dolly Varden. As a result, Fury Gold now owns approximately 35.33% (32.88% fully diluted) of Dolly Varden’s issued and outstanding Common Shares.

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Fury Gold is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Québec . In addition, the Common Shares are registered under Section 12(b) of the U.S. Exchange Act by virtue of being listed on the NYSE American. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 , and its head office is located at1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

Inter-corporate Relationships

Fury Gold conducts its business through a number of wholly-owned subsidiaries. The following diagram depicts the Company’s corporate structure as of March 23, 2022 and its subsidiaries, including the name, jurisdiction of incorporate and proportion of ownership in each:

BC, Canada
Fury Gold Mines Limited (TSX: FURY) (Formerly Auryn Resources Inc. (TSX:AUG (NYSE-American: AUG))
Publicly Listed Parent Company
100%
100%
35.3%+ Homestake Investor Rights Agreement
ON, Canada
Eastmain Resources Inc.
BC, Canada
North Country Gold Corp.
Holding Company
BC Canada
Dolly Varden Silver Corp.
100%
100%
100%
Federal, Canada
Eastmain Mines Inc.
100% Interest in the Committee Bay and Gibson MacQuoid Gold Projects
100% interest in Kitsault Valley Silver Project (includes Fury's former Homestake Ridge Project)
100% Interest in the Eau Claire Project
Legend
Company
Mineral Interest

Not reflected in the above organization chart is a Delaware subsidiary with no material assets used for administrative payroll purposes and the planned acquisition for nominal consideration of a 25% interest in a service provider corporation which provides shared technical and administrative and services on a cost recovery basis to a group of junior mining issuers, each of which is 25% shareholder in the entity which is a British Columbia (“BC”) company. (See interest of “Management in Material Transactions- Agreement with Universal Mineral Services Ltd.”)

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GENERAL DEVELOPMENT OF THE BUSINESS

Business of Fury Gold

Fury Gold Mines is a Canadian-focused high-grade gold exploration company strategically positioned in two prolific mining regions: the James Bay Region of Quebec and the Kitikmeot Region in Nunavut. Fury Gold has a portfolio of mineral properties including the Eau Claire property located in the Eeyou Istchee James Bay Region of Northern Quebec (the “Eau Claire Project”), the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the “Committee Bay Project”) and the Eleonore South Joint Venture (“Eleonore South Joint Venture”), of which Fury Gold is the operator.

Three Year History Fury Gold’s Business

2019

Financings and Exploration Highlights

2019 Financings

On March 27, 2019, the Company closed a non-brokered private placement of 3,284,375 Common Shares at a price of $1.60 per Common Share for aggregate gross proceeds of approximately $5.3 million. On July 11, 2019, the Company closed a non-brokered private placement of 633,334 Flow-Through Shares at a price of $3.00 per Flow-Through Share for aggregate gross proceeds of approximately $1.9 million. The proceeds from the July 2019 Offering were used exclusively for exploration purposes on the Committee Bay Project.

On September 12, 2019, the Company entered a bridge loan facility (the “Bridge Loan”) for up to $6.0 million with a private lender (the “Lender”). The Bridge Loan consists of two tranches of up to $3.0 million each, with the first tranche having been advanced and the second tranche being conditional upon the mutual agreement of the parties. The Bridge Loan bears interest at 10%, payable annually or on repayment of the principal, and has a term of one year from the date of advancement; however, the Bridge Loan can be repaid without penalty at any time after 90 days of advancement at the discretion of the Company. The Bridge Loan is secured by a first charge general security agreement over all of the Company’s present and future assets. In connection with the Bridge Loan, the Company issued 337,813 common share purchase warrants (each, a “Warrant”) to the Lender. Each Warrant is exercisable to acquire one Common Share at a price of $2.96 per Common Share from September 12, 2020, until September 12, 2022.

2019 Exploration Highlights

Material Properties

For a summary of the Company’s 2019 exploration and drilling highlights and updated resource estimates at certain of the Company’s material properties see “Committee Bay Project– 2019 Committee Bay Exploration Program”, and “Eau Claire Project –2019 Eau Claire Exploration Program” in this AIF for further information.

Gibson MacQuoid Project

During 2019, the Company staked 36 additional claims at the Gibson MacQuoid Project, totaling 42,640.7 hectares, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Gibson MacQuoid Project currently comprises 47 mineral claims, which are located between the Meliadine deposit and Meadowbank mine, covering approximately 120 km of strike length of the prospective greenstone belt and total 54,500 hectares collectively.

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2020

Financings

In February 2020, the Company closed a non-brokered private placement (the “February 2020 Offering”) of 9,375,000 Common Shares, in two tranches, at a price of $1.60 per Common Share for aggregate gross proceeds of approximately $15.0 million. The proceeds from the February 2020 Offering were used for exploration purposes on Peruvian properties which were spun out to the SpinCos (as defined below) in connection with the Reorganization Arrangement.

On February 6, 2020, and concurrent with the closing of the first tranche of the February 2020 Offering, the Company amended the Bridge Loan to provide mutual conversion rights to the Lender and the Company, and also to reduce the annual interest rate from 10% to 5% from the date of amendment (the “Loan Amendment”). Under the terms of the Loan Amendment, the Lender obtained the right to convert the $3.0 million of principal and approximately $0.1 million of accrued interest, into Common Shares at the price of $1.60 per Common Share, while the Company obtained the right to require conversion if the Common Shares trade on the TSX at a price of $2.50 per Common Share or more for any five consecutive trading days prior to the maturity date of the Bridge Loan.

On July 7, 2020, the Company announced that the Bridge Loan had been converted into Common Shares. In accordance with the Loan Amendment, a total of 1,952,084 Common Shares were issued to the Lender at a price of $1.60 per Common Share. From the total, 1,875,000 Shares were issued on conversion of the $3.0 million principal loan and 77,084 Shares were issued on conversion of approximately $0.1 million of interest that had accrued at a rate of 10% per annum up to the date of the Loan Amendment. The balance of the interest on the loan, which had accrued at a rate of 5% per annum from the date of the Loan Amendment, was paid to the Lender in cash.

Merger with Eastmain Resources and South American Projects Spin-offs

The Company completed a series of interdependent transactions to create what is now “Fury Gold” effective October 9, 2020. These transactions include the acquisition of 100% of a TSX listed company Eastmain Resources Ltd. (the “Eastmain Transaction”) while concurrently spinning-off its South American projects into two new companies, the shares of which were distributed to Fury Gold shareholders (the “Spin-out Transactions”). Each of the Eastmain Transaction and the Spin-out Transactions are further described below.

Under the Eastmain Transaction, the Company acquired all of the then issued and outstanding shares of Eastmain in accordance with the terms and conditions of the Arrangement Agreement made amongst the Company, Eastmain and the two subsidiaries used as the spin-off corporate vehicles. These two spin-off companies were 1258618 B.C. Ltd. (“SpinCo Sombrero”) and 1258620 B.C. Ltd. (“SpinCo Curibaya”, and together with SpinCo Sombrero, the “SpinCos”). The transactions were effected by way of two court-approved plan of arrangements, one under the Business Corporations Act (Ontario) (the “Eastmain Arrangement”) and one under the Business Corporations Act (BC) (the “Reorganization Arrangement”).

Under the Eastmain Arrangement, the Company acquired 100% of Eastmain in order to complete the Eastmain Transaction while under the Reorganization Arrangement; the Company consolidated its shares and spun off its two South American projects. A concurrent subscription receipts financing was a condition to the completion of each of the Eastmain Transaction and the Spin-out Transactions.

In the Eastmain Arrangement, Eastmain shareholders received approximately 0.116685115 of a post-consolidation Fury Gold Common Share for each Eastmain common share held. On October 7, 2020, the British Columbia Supreme Court and the Ontario Superior Court of Justice issued final orders approving the Reorganization Arrangement and the Eastmain Arrangement, respectively after shareholders of both companies had approved their respective Arrangements. The Company changed its name to “Fury Gold Mines Limited”.

Immediately following the closing of the Eastmain Transaction and the Spinco Transactions there were 117,750,000 Common Shares of Fury Gold issued and outstanding. The ticker symbol for the Common Shares was changed to “FURY” effective October 12, 2020 on the NYSE American and October 13, 2020 on the TSX. Eastmain’s common shares were delisted form the TSX and removed from the OTCQB after the end of trading on October 9, 2020. Upon closing of the Eastmain Transaction, Eastmain became a wholly-owned subsidiary of Fury Gold. Upon closing of the Spinco Transactions, each of SpinCo Cubibaya and SpinCo Sombrero was owned by the then shareholders of Fury Gold, and Fury Gold ceased to have any ownership interest in either SpinCo Cubibaya and SpinCo Sombrero or the Peruvian properties formerly owned by Fury Gold and transferred to SpinCo Cubibaya and SpinCo Sombrero.

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Changes in Management

In accordance with the terms of the Arrangement Agreement and immediately following the closing of the Eastmain Transaction and Spinco Transactions, Mike Timmins was appointed President and Chief Executive Officer of the Company and joined the board of directors of the Company (the “Board”) and two directors of Eastmain were appointed to the Fury Gold Board. The Board and executive personnel subsequently changed further as described below.

On November 9, 2020, Dr. Lynsey Sherry was appointed Chief Financial Officer of the Company. Dr. Sherry, formerly the Vice President, Controller of Goldcorp Inc. (now Newmont Corporation), took over from Elizabeth Senez who had been Interim Chief Financial Officer.

Eau Claire Exploration Program

In November 2020, Fury Gold commenced its 50,000 metre (“m”) drill program at the Eau Claire project. The drill program consists of an infill phase focused on upgrading and expanding the current resource and an exploration phase designed to test along the 4.5 km long deposit trend including a one-km down plunge extension of the resource. The program continued through 2021 with approximately 35,000m completed and the results are discussed below under “Eau Claire Project – 2021 Eau Claire Exploration Program”.

Committee Bay Project Drill and Exploration Plans

On September 29, 2020, the Company announced 12 refined targets across the Committee Bay Project gold belt that aim to leverage the targeting breakthrough along the Kalulik – Aiviq structural corridor and the Anuri target area, as well as expand upon the Three Bluffs deposit. The targets are within known gold-bearing systems and were derived using the technical team’s critical new understanding of high-grade (+5 g/t gold) systems across the belt based on geophysical conductivity data collected since Fury Gold has worked on the project. The targeting breakthrough enabled Fury Gold to empirically determine the system drivers that define high-grade across the belt.

2021

Eau Claire Exploration Program

As noted above, in November 2020, Fury Gold commenced an ongoing initial 50,000m drill program at the Eau Claire project. The drill program consists of i) an infill phase focused on upgrading and expanding the current resource (“Infill Program”) and ii) an exploration phase designed to test targets along the 4.5km long deposit trend (“Expansion Program”). To date a total of 35,297 metres, or approximately 70% of the total program, have been drilled at Eau Claire. The Company temporarily paused drilling at Eau Claire in the fourth quarter of 2021 to allow the receipt of pending drillhole assay results. The remainder of the program is planned to be completed in 2022, however the timing is dependent upon positive drill results, market conditions, and the availability of funds. Subject to these conditions, the Company expects to incur approximately $8 million of expenditures during 2022 at Eau Claire.

During the third quarter of 2021, the Company completed biogeochemical surveys on three grids targeting six priority regional exploration targets (“Regional Exploration Program”).

The Expansion Drill Program, Exploration Drill Program and the Regional Exploration Program are discussed below under “Eau Claire Project – 2021 Eau Claire Exploration Program”.

Committee Bay Project Drill and Exploration Program

The Company completed 2,587m of diamond drilling during a six-week field program in the third quarter of 2021. As summarized below under “Committee Bay Project – 2021 Committee Bay Exploration Program”. The drilling was focused on expanding the defined high-grade mineralization at the Raven prospect and testing the potential mineralization below the current resource at the Three Bluffs deposit.

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Changes to Management and the Board

On March 16, 2021, the Company announced that Tim Clark has been appointed a director of the Company, replacing Mr. Blair Schultz, an Eastmain nominee, who had resigned as a director. The Company also announced the appointment of Jeffrey Mason as lead director.

On August 18, 2021, the Company appointed Tim Clark to the position of Chief Executive Officer replacing Mr. Timmins who resigned to pursue other opportunities. Mr. Clark has 23 years of global capital markets experience with numerous major US, European and Canadian banks. Over the years, he has developed strong working relationships with Tier 1 institutional investors throughout the United States and Canada, providing corporate strategy, and peer and financial analysis and insights on corporates within the materials, commodities and mining sectors.

Financing

On October 13, 2021, the Company announced the closure of a non-brokered private placement of 7,461,450 Units and raised gross proceeds of CAD$5,596,088. Each Unit consisted of one Common Share and one common share purchase warrant, (each, a "Warrant") entitling the holder to purchase one Common Share ("Warrant Share") at a price of CAD$1.20 for a period of three years. The expiry date of the Warrants can be accelerated to 30 days with notice from the Company should the Common Shares trade after the expiry of the four-month hold period at a price equal to or greater than CAD$1.50 for 20 consecutive trading days.

Corporate developments

On April 30, 2021, the Company announced the filing of a preliminary short form base shelf prospectus (the "Shelf Prospectus") with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada and has filed a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. The final Shelf Prospectus was filed on May 10, 2021, and the Form F-10 registration statements was declared effective by the SEC on May 11, 2021.  As a result of the completion of these filings, the Company is permitted to publicly offer up to $200 million of common shares, subscription receipts, warrants, and units or any combination thereof to investors in Canada and the United States during the 25-month period from May 10, 2021, that the Shelf Prospectus is effective.

On September 13, 2021, the Company announced that it had entered into a Royalty Purchase Agreement for the purchase of a 2% net smelter return royalty on certain claims at its Homestake Ridge project in British Columbia. The purchase price paid was $400,000, payable 25% in cash and 75% in shares. The purchase completed on September 27, 2021, and the Company issued 328,767 common shares on closing.

On December 6, 2021, the Company entered into a definitive agreement with Dolly Varden Silver Corp. pursuant to which the Company completed the sale of a 100% interest in Homestake Resources Corporation, the owner of a 100% interest in the Homestake Ridge Project, to Dolly Varden which completed on February 25, 2022, after Dolly Varden shareholder approval was obtained.

Recent Developments – 2022 year-to-date

Completion of Sale of Homestake Ridge to Dolly Varden and Investor Rights Agreement

On February 25, 2022, the Company completed the sale of the Homestake Ridge Project to Dolly Varden. Pursuant to the agreement entered into on December 6, 2021 (“Homestake Purchase Agreement”), Dolly Varden purchased 100% of the shares of Homestake Resource Corporation from Fury Gold for a $5 million cash payment and the issuance of 76,504,590 common shares of Dolly Varden (the “Homestake Transaction”). As a result, Fury Gold now owns approximately 35.3% of Dolly Varden’s issued and outstanding Common Shares (32.88% fully diluted). As a result of the sale, the Company has an indirect economic interest in the Homestake Ridge Project through its ownership of shares of Dolly Varden but does not have legal control over either Dolly Varden or the Homestake Ridge Project.

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In connection with the Homestake Transaction, Dolly Varden and Fury Gold have also entered into an investor rights agreement (the "Homestake Investor Rights Agreement") pursuant to which Fury Gold has the following rights, and is subject to the following obligations:

(i)	Fury Gold will have the right to appoint two nominees to the Dolly Varden board so long as Fury Gold owns greater than 20% of the Dolly Varden common shares outstanding. Should Fury Gold own less than 20% but greater than 10% of the Dolly Varden shares outstanding, Fury Gold shall have the right to appoint one nominee to the Dolly Varden board. Tim Clark, the Chief Executive Officer of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, joined the Dolly Varden Board upon closing of the Homestake Transaction.

(ii)	Fury Gold will have the right to appoint one member to Dolly Varden’s technical committee for the purpose of providing non-binding advice and recommendations to the Dolly Varden board for so long as Fury Gold is entitled to appoint one nominee to the Dolly Varden board.

(iii)	Fury will have pre-emptive rights to maintain its ownership percentage in Dolly Varden for so long as Fury Gold owns more than 10% of the outstanding Dolly Varden common shares, subject to certain carve-outs and top-up rights.

(iv)	Fury Gold will not sell the DV Shares during the one-year hold period following closing and will provide to Dolly Varden the right to direct the sale of any DV Shares proposed to be sold by Fury Gold after the expiry of the initial one-year hold period.

(v)	Fury Gold will for the initial two year period following closing, and subject to Fury Gold continuing to hold at least 10% of Dolly Varden’s outstanding shares, vote its shares in accordance with Dolly Varden management’s recommendations at each meeting of the shareholders of Dolly Varden, subject to exceptions for certain excluded matters, including special resolutions, minority shareholder votes required pursuant to Multilateral Instrument 61-101 and matters that would materially and adversely impact Fury Gold disproportionately.

(vi)	Fury Gold will not for the initial three-year period following Closing, and subject to Fury Gold continuing to hold at least 10% of Dolly Varden’s outstanding shares, acquire additional securities of Dolly Varden, solicit proxies separately from any Dolly Varden board approved proxy circular or otherwise seek to control management, the board or the policies of Dolly Varden.

Other Changes to Management

On March 9, 2022, the Company announced the promotion of Mr. Michael Henrichsen and Mr. Bryan Atkinson to the position of Chief Geological Officer, and Senior Vice President, Exploration, respectively. Ms. Salisha Ilyas resigned as VP, Investor Relations in March 2022.

BUSINESS DESCRIPTION

General

Fury Gold Mines is a Canadian-focused high-grade gold exploration company strategically positioned in two prolific mining regions: the James Bay Region of Quebec and the Kitikmeot Region in Nunavut. Fury Gold has a portfolio of mineral properties of which only two are considered material at this time:  the Eau Claire property located in the Eeyou Istchee James Bay Region of Northern Quebec (the “Eau Claire Project”), and  the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the “Committee Bay Project”). The Eleonore South Joint Venture (“Eleonore South Joint Venture”), of which Fury Gold is the operator and holds a 38.12% equity interest, is not considered to be a material project at this time.

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Since 2016, the Company has been actively exploring its mineral projects with the goal of identifying new areas of significant mineralization. As discussed in Committee Bay Project and Eau Claire Project sections below, the majority of this work has taken place away from the known deposit areas in the form of regional exploration and prospect drilling at satellite targets. Though this work has yet to lead to the discovery of any new material mineral deposits, it has strengthened the Company’s understanding of the geological systems and provided new evidence with respect to the projects continued perspectivity. The Company expects to continue its exploration on the Eau Claire Project through 2021 as discussed above under the heading “General Development of the Business – Recent Developments”.

The Company has not yet determined whether any of its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations and the underlying value of the Company’s mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration of its mineral property interests, obtaining the necessary mining permits, and on future profitable production or the proceeds from the disposition of the exploration and evaluation assets. See “Risk Factors” for further information.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, capital markets, financing and accounting. While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes. See “Risk Factors – Specialized Skill and Knowledge”.

In addition, Fury Gold’s technical and management teams have a track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Fury Gold conducts itself to the highest standards of corporate governance and sustainability.

Competitive Conditions

The mineral exploration industry is competitive and Fury Gold will be required to compete for the acquisition of project opportunities. As a result of this competition Fury Gold may not be able to acquire or retain prospective mineral projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees and for necessary investment capital with which to fund its operations and projects. See “Risk Factors – Competitive Conditions”.

Cyclical and Seasonal

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, incremental weather, frozen ground and restricted access due to snow, ice or other weather-related factors. Further, the mining business, and particularly the precious metals industry, including the gold industry, is subject to metal price cycles. Moreover, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace. See “Risk Factors – Commodity Price Fluctuations and Cycles”.

Intangible Properties

The Company’s intangible property, including its mineral and surface rights, is described elsewhere in this AIF. The Company’s business is not materially affected by intangibles such as business or commercial licenses, patents and trademarks.

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Environmental Protection

Exploration activities are subject to numerous and often stringent environmental laws and regulations. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties. To the best of management’s knowledge, the Company is in compliance in all material respects with all environmental laws and regulations applicable to its exploration and drilling activities. Fury Gold is committed to meeting or surpassing all applicable environmental legislation, regulations, permit and license requirements, and to continuously improving its environmental performance and practices. The Company embraces safe, socially and environmentally responsible and sustainable work practices during all activities. Fury Gold seeks to utilize innovative technologies and techniques to reduce its environmental footprint across all of the Company’s projects. This includes awarding drill contracts to an EcoLogo certified contractor at Eau Claire, the use of Rotary Air Blast (RAB) drilling at the Committee Bay Project, which reduces water usage, footprint and time on the ground, and the use of drone imagery to allow targeted ground-based follow up of outcrop. Current costs associated with compliance are considered to be normal. See “Risk Factors – Environmental Regulatory, Health & Safety Risks and “Risk Factors – Environmental Protection”.

Employees

As at December 31, 2021, the Company had approximately 10 full-time employees located primarily in Toronto and Quebec with certain officers working mainly from residences in Boston and Edmonton. The Company shares technical and administrative functions provided by Vancouver-based Universal Mineral Services Ltd on a full-cost recovery basis (See “Interest of Management on Material Transactions-Agreement with Universal Mineral Services Ltd.). The Company also relies on consultants and contractors to carry on many of its business activities and, in particular, to supervise and carry out mineral exploration and drilling on its mineral properties. No management functions of Fury Gold are performed to any substantial degree by a person other than the directors or executive officers of Fury Gold.

Social and Environmental Policies

Building and maintaining good corporate citizenship is an important component of Fury Gold’s business practices. The Company has adopted several social and environmental policies and codes of conduct that are essential to its operations. The Company’s operating practices are governed by the principles set out in its Code of Business Conduct and Ethics, Gender Diversity Policy, Insider Trading Policy, Disclosure Policy and Whistle-Blower Policy.

Fury Gold endeavors to contribute to the communities in which it operates by focusing on activities that can make a meaningful, positive and lasting difference to the lives of those affected by its presence. Fury Gold prioritizes creating mutually beneficial and long-term partnerships with the communities where it operates, respecting their interests as our own. Fury Gold establishes constructive local partnerships to contribute to local priorities and interests and to have communities benefit both socially and economically from its activities. The Company seeks opportunities to maximize employment and procurement for local communities through the provision of suitable training opportunities and resources.

Fury Gold endeavours to engage in open and transparent dialogue with governments, local communities, Indigenous peoples, organizations and individuals on the basis of respect, fairness and meaningful consultation and participation.

Further information regarding Fury Gold’s corporate governance policies and charters can be found on its website at www.furygoldmines.com/corporate/corporate-governance.

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Indigenous and Local Community Engagement

Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. The Company is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner. The Company’s engagement with Indigenous and local communities is governed by the principles set out in its Indigenous and Community Relations Committee Charter. Moreover, Fury Gold is committed to:

•	sharing information about its projects and operations, providing meaningful opportunities for input and dialogue and involving local and Indigenous communities in archaeological work, environmental assessments and related studies;

•	making meaningful efforts to reach agreements with local and Indigenous groups on the preferred method of participation and engagement processes;

•	exploring opportunities for local and Indigenous communities to benefit from its projects and activities, which may include employment, contracting, training, community benefits and agreements, as appropriate to the type and stage of activity being undertaken; and

•	engaging in candid and respectful dialogue with a view to resolving or minimizing any disagreements and ensuring full communication in respect of any unresolved issues.

Fury Gold is committed to responsible mineral exploration. The Company values forging strong, durable, and respectful relationships with the Indigenous communities in which it operates. During 2021, employees and the board of directors took part in a multi-module accredited in-house learning program to facilitate the building of Indigenous cultural competency. Additionally, during the year ended December 31, 2021, the Company made three $5,000 donations to local communities in support of Nunavut Day.

Fury Gold’s Indigenous and Community Relations Committee Charter can be viewed on its website at www.furygoldmines.com/corporate/corporate-governance.

Continuing Operations and COVID-19

The situation in Canada regarding COVID-19 appears to be easing as of the date hereof. At the Company’s Eau Claire project in Quebec, all on-site employees have participated in the vaccination program and have received both doses and the booster dose. On-site measures are in place to mitigate the potential spread of the COVID-19 virus on site. The measures implemented for 2021 include a pre-travel COVID-19 screening questionnaire; a pre-travel COVID-19 PCR testing; and on-site Rapid Testing for COVID-19. Quebec’s COVID-19 relief program ended on April 1, 2021, and all work and reporting requirements are now in force. Following changes made by Public Health Quebec in March 2022 the pre-travel COVID-19 PCR testing and on-site Rapid Testing measures were removed as requirements to travel to site.

At Committee Bay , the Company implemented certain protocols to ensure safe operations in the Territory including increased cleaning and sanitation; rapid COVID-19 testing; and an isolation facility for symptomatic personnel. Additionally, all workers were required to provide the Company with a completed self-assessment form and evidence of a negative COVID test 48 hours prior to travel to site. All travelers to the Territory were required to gain clearance from the Chief Medical Officer of Nunavut either through a direct travel to site or a fully vaccinated traveler exemption.

Aside from additional protocols implemented and minor travel delays due to restrictions, the Company was able to complete its planned goals for 2021. As the restrictions surrounding COVID-19 are starting to abate into 2022, the Company continues to monitor the situation closely and respond appropriately.  See “Risk Factors – COVID-19 and Other Pandemics”.

THE COMPANY’S MINERAL PROJECTS

Eau Claire Project

The following disclosure relating to the Eau Claire Project (other than the disclosure regarding the 2019 and 2021 Eau Claire exploration programs) is based on information derived from the NI 43-101 compliant technical report on the Eau Claire Project entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada” with an effective date of February 4, 2018. Reference should be made to the full text of the Eau Claire Report, which is available electronically on the SEDAR website at www.sedar.com under our SEDAR profile, as the Eau Claire Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein. The Eau Claire Report is the only current NI 43-101 compliant technical report with respect to the Eau Claire Project and supersedes all previous technical reports. All information of a scientific or technical nature contained below and provided after the date of the Eau Claire Report has been reviewed and approved by David Frappier-Rivard, the Company’s Exploration Manager and a qualified person for the purposes of NI 43-101.

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Property Description and Location

Fury Gold owns a 100%-interest in the Eau Claire Project, host to the Eau Claire gold deposit, one of five known gold deposits in the James Bay region of Québec. The largest of these, Newmont’s Éléonore mine, is located 57 km NNW of the Eau Claire Project.

The Eau Claire Project is located immediately north of the Eastmain reservoir, 10 km east-northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska and approximately 320 km northeast of the town of Matagami and 800 km north of Montreal in the Eeyou Istchee James Bay Region of Québec (UTM NAD 83, Zone 18: 444,000E; 5,785,000N). This property consists of map-designated claims, (CDC’s) totaling approximately 233 km2. These claims are held 100% by Fury Gold and are currently in good standing. Permits are obtained annually for all surface exploration, particularly trenching and drilling, undertaken on the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is located 80 km north of a commercial airport at Nemiscau and less than 10 km east-northeast of Hydro Québec’s EM-1 complex (Figure 1). The Eau Claire gold deposit is situated at the western end of the property 2.5 km from Hydro Québec’s nearest service road. The property is accessible by the all-weather Route du Nord from the town of Chibougamau to Hydro Quebec’s Eastmain One power generation complex (EM-1). Alternatively, the property may be accessed from the town of Amos via Matagami and the Route de la Baie James and the Route du Nord. Under normal operating conditions, the Nemiscau Airport has several commercial flights per week from Montreal.

All-weather road access reaches the southern boundary of the property, five km east of Hydro Québec’s principal EM-1 dam, located on the Eastmain River. The base camp and deposit are accessible by four-wheel drive truck, ATV or snowmobile.

The area is well known for its extensive hydroelectric complex and associated infrastructure. Hydro-Québec’s EM-1 Power Project currently includes a 100-person camp with full amenities and medical support. The principal dam is situated near the junction of the Eastmain and Eau Claire Rivers. The Eastmain reservoir for the EM-1 hydroelectric power facility covers a large area immediately south of the Eau Claire Project. Future development of the property will require access and infrastructure improvements near EM-1 requiring consultation with Hydro Quebec.

The region and the property include many lakes and rivers. The topography is gently rolling to flat-lying with local relief ranging from 250m to 400m above sea-level. Outcrop exposure is limited. Large, east-west trending outcrop ridges and coarse sand eskers, flanked by lower troughs provide moderate drainage over most of the area. There is an abundance of quaternary deposits and swamps. The area is drained by the Eau Claire River, which in turn drains into the Eastmain River and James Bay. Vegetation includes large areas covered by sparse forest (mainly spruce) and many smaller mostly swampy areas devoid of trees.

The climate is typical of Northern Canada (temperate to sub-arctic climate) with average summer (June to September) temperatures varying from 10oC to 35°C during the day and 5°C to 15°C during the night. Winters can be cold, ranging from -40°C to -10°C. Precipitation varies during the year, reaching 2m annually, with snow cover expected from November to May. However, exploration and mining can generally be carried out year-round.

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Figure 1: Eau Claire Project Location Map depicting regional infrastructure.

Geology, Mineralization and Deposit Type

The Eeyou Istchee James Bay region is mainly comprised of the La Grande and Opinaca sub-provinces. The Eau Claire Project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are essentially composed of volcanic rocks of basaltic to rhyolitic composition and of related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

A structural interpretation based on field evaluation and interpretation of high-resolution airborne magnetic surveys flown over the Eau Claire Project has defined three major deformation events (D1, D2 and D3) on the property. Based on interpretation, a crustal scale, east-west trending, D2 structural break (the Cannard Deformation Zone (“CDZ”)) has been traced for more than 100 km across the district. Gold mineralization, including that found in the Eau Claire deposit, has been traced via rock and channel sampling for a length exceeding 20 km immediately north and parallel to the CDZ. The Eau Claire gold deposit is a structurally controlled gold deposit, consisting of en-echelon sheeted quartz-tourmaline (“QT”) veins and altered rock coinciding with a mafic volcanic/felsic volcanoclastic contact, along the south limb of an F2 anticlinal fold. At Eau Claire, gold-bearing QT veins and alteration zones occur sub-parallel to the F2 fold axis and are related to a D2 structural event. The deposit is situated approximately one km north the CDZ.

Over 90% of the gold mineralization at Eau Claire occurs within interbedded iron- and magnesium-rich tholeiitic basalts. In the hanging wall to the deposit, these basalts are intruded by a quartz-feldspar porphyry dyke swarm which act to locally concentrate gold-mineralization. An iron rich felsic volcanoclastic unit is interpreted to represent the deposit footwall. The Eau Claire deposit is comprised of two zones (450 West and 850 West). The two zones are hosted in different parts of the volcanic stratigraphy and are therefore spatially distinct zones... Due to the moderate westerly plunge of the host anticline portions of the 450 West and 850 West zones outcrop on topographic highs eventhough the 450W zone sits stratigraphically lower than the 850W zone. For exploration purposes, the limits of the defined deposit are defined by a 0.5 g/t Au grade envelope though gold mineralization remains open in all directions.

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History

The area covered by the current Eau Claire Project was previously explored from 1984 to 1990 in a joint venture between Eastmain and Westmain Resources Ltd. Previous exploration included airborne and ground geophysical surveys, geochemical surveys, geological mapping, outcrop stripping, trenching and sampling, and diamond drilling. The Eau Claire gold deposit was discovered in 1987.

In 1995, SOQUEM Inc. optioned the property from the joint venture and initiated a multi-disciplinary exploration program, which continued until May 2002, when Eastmain took over management of the project. Eastmain acquired an option to earn SOQUEM’s remaining ownership in the Eau Claire Project during fiscal 2004, in exchange for cash and securities, thus giving Eastmain 100% ownership of the Eau Claire Project. The property was subject to a 2% NSR in favour of SOQUEM which was purchased by Eastmain in March of 2011.

Prior to the acquisition of the Eau Claire project by Fury a total 1,094 drill holes amounting to 334,602.5m of diamond core drilling were completed. Of these 888 drill holes totalling 291,900.7m were completed at the Eau Claire deposit. This drilling formed the basis for the 2018 updated mineral resource and PEA detailed below.

Security of Samples

Fury Gold manages its exploration samples from their collection points. For drilling, the foreman or driller transports drill core in closed and secured core boxes from the drill to the onsite core-logging facility, where they are received by a geologist or a geological technician. The core boxes are arranged in numerical order, opened, measured and inspected for any drill site numbering or measurement discrepancies. Prior to storage, boxes are tagged with aluminum labels.

Samples are systematically hand oriented in the core box by reference to rock foliation and end matched where possible before being marked for cutting.

While core is logged, mineralized sections are described, measured and marked for sampling with assay tags placed at the end of each sample. A technician selects the interval and saws it in half lengthwise along the core axis perpendicular to core foliation. Core is replaced in position in the core box with the ‘top’ half of the sawn sample interval placed in a plastic sample bag along with a copy of the assay tag. The sample bag is sealed with a plastic tie. The remaining half-core interval is left in the core box and stored as a permanent record or for further sampling and review.

Individual samples are placed in woven bags clearly marked with a shipping label, sealed with tape and stored for shipment. The woven bags are placed within a mega bag which is sealed with a numbered security tag for transport from camp to an accredited assay laboratory. Currently, ALS Chemex Laboratories is the initial assayer. Each sample batch is logged into a master manifest listing the sample shipment and a sample shipping list is attached to the first bag of the shipment. At every staging point from camp to the final destination, all parties handling the samples are required to confirm that the number of physical samples received in sample transport sign-off.

Sampling, Analysis and Data Verification

Fury Gold has adapted the historical Analytical Quality Assurance Program at Eau Claire to control and assure the analytical quality of assays. This protocol includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, while certified standards determine the analytical accuracy and precision of the laboratory procedure. Generally, check sample inserts approximate 10% of sample flow from project sites.

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Pulp (inline split of 100-150 g) and coarse reject (inline split of 250-500 g) lab duplicates are also acquired by the primary lab at a rate of 2 each per hundred samples submitted and shipped to a second independent lab for further sample QA/QC.

The Company’s main assay contractor for the Eau Claire Project is ALS Chemex. Once received by ALS, samples were weighed, dried and finely crushed to better than 90% passing 2 mm (Tyler 10 mesh). A split of 1,000 grams was taken using a riffle splitter and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen (package PREP-31B).

All samples were initially assayed for gold using a conventional fire assay procedure with and inductively coupled plasma – atomic absorption spectroscopy (ICP-AAS) finish on 50-gram sub-samples (package code Au-AA24). The detection limits of this method are 0.005 to 10 parts per million gold (ppm Au). Samples containing more than 5 ppm Au are re-assayed using a second 50-gram aliquot by fire assay with a gravimetric finish (package code Au-GRA22). The detection limits of this method are 0.05 to 10,000 ppm Au.

All samples are also analyzed for a suite of 47 trace elements using inductively coupled plasma (ICP) methods. The element suite includes, among others; silver, bismuth, copper, cadmium, cobalt, lead, nickel, zinc, arsenic, antimony, manganese, molybdenum, tellurium, vanadium and barium. Base metal concentrations that exceed detection limits (usually > 1%) and silver are re-analysed via dilution and re-analysed by inductively coupled plasma-mass spectrometry (ICP-MS). Results were corrected for spectral inter-element interference.

Mineral Processing and Metallurgical Testing

In 2010, Eastmain contracted the services of SGS Mineral Services (Lakefield Research) (“SGS”) to evaluate the mineralized material characteristics through mineralogy, chemical analyses and comminution testing, and to explore several processing avenues for the purpose of establishing a preliminary gold recovery flowsheet.

Four vein composites representing the P, JQ, R, and S veins (the “Vein Composites”) and one master composite (an equally weighted blend of the four vein composites) (the “Master Composite”) were subjected to mineralization characterization, metallurgical and environmental testing. These composites were prepared from assay reject material in freezer storage at SGS from analytical work completed in 2008.

The SGS testwork completed on the Master Composite and Vein Composites samples indicated the following:

•	Gravity separation will generate significant gold recovery in an industrial setting. Gold recoveries ranged from 30% to 45% in the master composite and up to 74% from the S Vein composite.

•	Flotation of the Master Composite gravity separation tailings, at grind sizes ranging from 121 to 65 μm, resulted in excellent gold recovery for all of the tests conducted. Approximately 94% gold recovery was achieved at a P80 of 121μm while ~96% was achieved at P80 = 65 μm.

•	Gold recovery by gravity separation plus flotation ranged from 92% to 97% in the variability tests completed for the Vein Composites.

•	Cyanide leaching of gravity separation tailing yielded an excellent gold response in all tests completed with approximately 95.7% of the gold being recovered in the gravity plus cyanidation flowsheet at 121 μm for the Master Composite. Gold recoveries ranged from 95.6% from the R vein composite to 98.2% from the S vein composite.

•	Flotation concentrate cyanidation yielded a unit gold extraction of 98.3% at a grind size of 121 μm. Overall circuit gravity separation followed by flotation concentrate cyanidation yielded a gold extraction of 92.8%.

•	The acid-base accounting and net acid generation tests completed on the various feed and tailing streams generated in the program clearly indicate that the samples will not generate acid mine drainage.

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Supplemental testwork completed in 2017 by SGS returned gold grades of 6.56 g/t Au, 0.08 g/t Au, and 4.98 g/t Au, were reported for the ore sample, hanging wall-footwall sample, and the master composite, respectively. Gold recovery by gravity separation followed by gravity tailing cyanidation yielded results that compared very well to parallel testwork completed in 2010. Gold recovery from the 2010 Master Composite (at a 14.8 g/t Au head grade) was 95.7% with a final tailing grade of 0.66 g/t Au. In 2017, overall gold recovery from a head grade of 4.85 g/t Au was approximately 96%, with a final tailings grade of approximately 0.20 g/t Au.

Gravity concentration followed by direct cyanidation yielded results superior to the gravity-flotation alternative in the 2017 program. Fine grinding yielded improved gold extraction; further testwork should allow optimization of grind size. The gravity and cyanidation testwork results indicate that an overall gold recovery of 95% should be attainable. Bond ball mill index measurements reported by SGS yielded values of approximately 11.0 kWh/t indicating a soft material. Grinding costs should be low if the samples tested are representative. The metallurgical data developed to date are positive and sufficient for the current Eau Claire PEA level of the project.

2018 Mineral Resource Estimate and Preliminary Economic Analysis

2018 Eau Claire Mineral Resource

In conjunction with the preparation of the Preliminary Economic Assessment (“Eau Claire PEA”) an updated NI 43-101 mineral resource estimate with an effective date of February 4, 2018 was completed and is summarized below.

Mineral Resource Estimate (effective February 4, 2018)(1-6)

Category	Tonnes	(g/t Au)	Contained Au (oz)
Measured	906,000	6.63	193,000
Indicated	3,388,000	6.06	660,000
Total Measured & Indicated	4,294,000	6.18	853,000
Inferred	2,382,000	6.53	500,000

Open Pit and Underground Mineral Resources (effective February 4, 2018)(1-6)

	Open Pit (surface to 150 m)			Underground (150 m – 860 m)
Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)
Measured	574,000	6.66	123,000	332,000	6.56	70,000
Indicated	636,000	5.13	105,000	2,752,000	6.27	555,000
Measured & Indicated	1,210,000	5.86	228,000	3,084,000	6.30	625,000
Inferred	43,000	5.06	7,000	2,339,000	6.56	493,000

Notes:
1.	Mineral resources which are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. Composites have been capped where appropriate.
2.	The mineral resources in this estimate were estimated using the CIM Definition Standards on mineral resources and reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions.
3.	Open pit mineral resources are reported at a cut-off grade of 0.5 g/t gold and underground mineral resources are reported at a cut-off grade of 2.5 g/t gold. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80, and a gold recovery of 95%.
4.	The results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a mineral resource statement and to select an appropriate mineral resource reporting cut-off grade.
5.	The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, sociopolitical, marketing, or other relevant issues. Any material change in quantity of mineral resources, grade, stripping ratio or environmental characteristics may affect the economic viability of any project undertaken by Eastmain.
6.	The inferred mineral resource in this estimate has a lower level of confidence than that applied to an Indicated mineral resource and is considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as mineral reserves. It is reasonably expected that the majority of the inferred mineral resource could be upgraded to an indicated mineral resource with continued exploration.

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Eau Claire Preliminary Economic Assessment

On May 23, 2018, Eastmain announced the results of the Preliminary Economic Assessment (“Eau Claire PEA”) for the Eau Claire Project. The Eau Claire PEA is filed at www.SEDAR.com under the publicly accessible documents of Eastmain Resources Inc.’s profile on July 4, 2018 and is entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment of the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada. It is authored by Qualified Persons Eugene Puritch, P.Eng., FEC, CET,Antoine Yassa, P.Geo., Andrew Bradfield, P.Eng. of P&E Mining Consultants Inc, and Allan Armitage, Ph.D., P.Geo. of SGS Canada Inc. and has an effective date of February 4, 2018, signed July 3, 2018.

The Eau Claire PEA demonstrated robust economics for a combined open pit and underground mining operation with a mine life of 12 years.

PEA Highlights

•	Pre-tax NPV at 5% discount rate (“NPV5%”): $381 million.
•	After-tax NPV 5%: $260 million.
•	Pre-tax Internal Rate of Return (“IRR”): 32%.
•	After-tax IRR: 27%.
•	After-tax Payback: 3.1 years.
•	Pre-production Capital Cost, including contingency: $175 million.
•	Life of mine (“LOM”) Sustaining Capital Cost: $108 million.
•	Average LOM Total Cash Cost: C$632/oz Au (US$486/oz).
•	Average LOM All-In Sustaining Costs: C$746/oz Au (US$574/oz).

PEA Key Assumptions and Inputs

•	Assumed gold price: US$1,250/oz.
•	Exchange Rate: C$1.00 = US$0.77.
•	Life of Mine: 12-year mine life (3 years open pit, 10 years underground).
•	Years of Full production: 10.
•	Open Pit Strip Ratio: 9.4:1.
•	Total Open Pit Dilution: 26%.
•	Main Underground Mining Method: Captive Longhole.
•	Total Underground Dilution: 40%.
•	Average Mining and Processing throughput: 1,500 tpd.
•	Process Plant Recoveries: 95%.
•	Average Annual Production (LOM): 79,200 oz gold.
•	Average Annual Production (yrs 1-10): 86,100 oz gold.
•	LOM recovered gold production: 951,000 oz.
•	Several upside opportunities identified to further improve project economics.

Potentially Extractable Portion of Mineralization for Mine Planning Purposes

The Eau Claire PEA demonstrates that approximately 85% of the open pit resource are potentially extracted under the mine plan supported by the PEA. The Eau Claire PEA further demonstrates that 60% of the measured, 70% of the indicated and 75% of the inferred category underground resource are potentially extractable under the mine plan supported by the PEA. For purposes of mine planning, the potentially extractable portion of mineralization is comprised of 1.64 million tonnes open pit production, 0.22 million tonnes from measured underground resources, 1.78 million tonnes from indicated underground resources, and 1.47 million tonnes from underground inferred resources. The mineralized material modeled to be mined in the Eau Claire PEA contains mineral resources classified in the inferred mineral resource category (30%) which cannot be considered mineral reserves. These inferred mineral resources will require further exploration and definition to meet the criteria to be classified as indicated or measured mineral resources before being considered for conversion to mineral reserves at the next level of detailed economic study.

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Potentially Extractable Portion of Mineral Resource Estimate (diluted and extracted)(1-4)

	Category	Tonnes	Grade (g/t Au)	Contained Au (Oz)
Pit Production	Mineralized Material	1,641,000	3.78	199,000
	Overburden	646
	Waste	14,728
UG Production	Measured	210,000	6.08	42,200
	Indicated	1,780,000	6.8	389,200
	Inferred	1,470,000	7.83	370,100
	Waste	1,296,000

Notes:
1.	Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues may materially affect the estimate of mineral resources.
2.	The inferred mineral resource in this estimate has a lower level of confidence than that applied to an indicated mineral resource and is considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as mineral reserves. It is reasonably expected that the majority of the inferred mineral resource could be upgraded to an indicated mineral resource with continued exploration.
3.

The potentially extractable portion of the mineral resource estimate was prepared by Eugene Puritch, P. Eng., FEC, CET and Andrew Bradfield P.Eng. of P&E Mining Consultants Inc. in the Eau Claire PEA and mineral resource estimate reported was estimated using the CIM Definition Standards.

4.	The potentially extractable portion of the Open pit mineral resources are reported at a cut-off grade of 0.66 g/t gold and the potentially extractable portion of the underground mineral resources are reported at a cut-off grade of 2.7 g/t gold. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80, and a gold recovery of 95%. Table entries are rounded.

Mine Plan

Proposed mining would commence with open pit mining followed by underground mining. The Eau Claire PEA proposes a conventional truck and shovel open pit operation, followed by ramp access and captive long-hole open stopping in the underground portion of the mine. The mine plan is to extract the upper portions of the mineral resources (top 100 m) using open pit mining methods. While the open pit is producing, an underground portal will be established outside of the pit and an underground ramp will be extended below the proposed crown pillar.

The Eau Claire PEA schedule assumes mining of 1,641,000 tonnes of mineralized material at 3.78 g/t Au for 199,000 oz Au contained over three years from the two open pits. The open pit operations consist of production from the main pit (650 m x 275 m x 100 m depth) and the smaller west pit (260 m x 120 m x 40 m depth), to be mined at a bench height of five m. The open pits have an average strip ratio of 9.4:1.

Underground mining will progress by captive longhole methods in a top-down fashion with major sublevels every 24 m. The underground operation assumes mining of 4,762,000 tonnes of mineralized material grading 5.24 g/t Au for 801,500 oz over 11 years. The average planned dilution factor was conservatively applied at 40% at zero dilution grade.

The Eau Claire PEA schedule assumes a combined open pit and underground operations of 6,403,000 tonnes of mineralized material at blended grade of 4.87 g/t Au for 1,001,000 contained oz Au over 12 years.

Processing and Recovery

Gold mineralization will be processed in a 1,500 tpd process plant using conventional crushing, grinding, cyanidation and Carbon In Pulp processes. The conventional cyanidation circuit includes a gravity concentration within the grinding circuit followed by direct cyanidation of gravity tails. The Eau Claire PEA recovery factor relies on metallurgical testwork conducted by SGS Lakefield Research Limited which indicates gold recovery of 95% is attainable with gravity and cyanidation processes. A bond ball mill index of 11.0 kWh/t indicates material will not require high energy to be processed.

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Infrastructure & Tailings

Power to the Eau Claire Project will be sourced through an 18 km power line from a substation at the Hydro Québec Eastmain dam to the project site. Site overall power consumption will average 7 MW.

Tailings will be dewatered in the process plant and transported by truck to a geomembrane-lined Tailings Management Facility (“TMF”), reducing risk for potential surface and groundwater contamination. The TMF design will incorporate engineered features to manage the chemical and physical stability of the deposited tailings in accordance with current best-in-class practices. This mitigation strategy is similar to those at other operations in the region.

Major surface facilities to support the Eau Claire Project will include an administration and engineering building, security, warehouse, fuel and explosive storage, fire protection, maintenance shops and a mine camp that can accommodate 200 people.

Economic Analysis, Capital Costs and Sensitivity

An economic model was developed to estimate the Eau Claire gold deposit LOM plan comprised of mining the measured, indicated and inferred mineral resources of both the open pit and underground mineral resource estimate. After two years of pre-production construction with half a year of open pit pre-strip mining, the LOM plan covers almost 12 years of production. Production ramps up quickly to a steady-state rate of 1,500 tpd processed. After-tax estimates of the Eau Claire Project values were developed to define investment value.

Pre-production capital work consists of constructing the main access road, site roads, processing plant, camp/office/dry, the TMF, power line with substation/transformers, and purchasing open pit mining and support equipment. A summary of the Eau Claire Project capital costs is provided below.

The parameters used in the economic analysis have been summarized below. No royalty is applicable to the Eau Claire Project. Tax estimates reflect a Québec income tax rate of 26% and federal income tax of 10%. $48 million in tax losses accumulated by Eastmain have been applied.

Capital Cost Summary

Input (all C$M)	Pre-Production	Sustaining	LOM
Development	21.8	84.3	106.1
Equipment & Infrastructure	42.9	-	42.9
Tailings	4.6	5.5	10.1
Process Plant	67.1	0.5	67.6
Owner Costs	11.0	-	11.0
Contingency (20%)	27.3	18.0	45.3
Total Capital Costs	174.7	108.2	282.9

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NPV, IRR and Payback Summary

		Gold Price Sensitivities
	Unit	US$1,150/oz	US$1,250/0z Base Case	US$1,350/oz
Macro Parameters
Gold Price	US $/o	1,150	1,250	1,350
Exchange Rate	C$/US	0.77	0.77	0.77
Pre-Tax
NPV5%	C$M	297.4	380.9	464.4
IRR	%	27	32	36
After-Tax
NPV5%	C$M	205.4	260.2	315.1
IRR	%	23	27	31
Payback	years	3.7	3.1	2.6

Opportunities to Enhance Project Value

Deposit Expansion and Property-Scale Satellite Mineral Resource Development

Opportunities exist to expand and build mineral resources proximal to the proposed underground mine infrastructure at Eau Claire. In particular, exploration on the 450 West zone has indicated that gold mineralization may extend at depth as well as along strike to the east and west.

Gold mineralization has been historically identified and recently confirmed at numerous surface prospects within the Eau Claire Project. Additional mineral resources which may be defined at these prospects could support larger scale production and extend mine life.

Recommendations

The following summarizes the work programs recommended by the authors of the 2018 Technical Report for the Eau Claire Project.

Recommended Work Programs

Item	Cost $
Deposit mineral resource identification drilling (>400 m depth) 4,000 m	1,000,000
Mineral resource classification improvement (entire Deposit) drilling 20,000 m	5,000,000
Geophysics/Trenching/Assays Clearwater Property targets	950,000
Clearwater Property target drilling 4,000 m	1,000,000
Updated mineral resource estimate	150,000
Underground exploration ramp	7,000,000
Pre-Feasibility Study	750,000
Total	15,850,000

Readers are cautioned that the Eau Claire PEA is preliminary in nature, that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

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Following the completion of the Eau Claire PEA, Eastmain (prior to its acquisition by Fury Gold) and Fury Gold have completed the following additional 2019 through 2021 exploration programs as part of the Clearwater Property exploration and drilling recommended by the Eau Claire PEA as well as additional exploration aimed at expanding upon the defined gold mineralization at the Eau Claire Deposit. The work completed within this timeframe has been purely exploration and the recommended work programs focused on resource conversion, engineering or development remains to be completed.

Post PEA Eau Claire Exploration Program

As part of the late 2018 through 2019 exploration program a significant new discovery was made at the Percival Prospect within the Eau Claire Property. Percival is located 14 km east of the Eau Claire Deposit and represents a new and distinct style of mineralization on the property being hosted within a silicified breccia associated with iron formation and chemical sediments. Initial drilling returned intervals of 1.46 g/t Au over 78.5 m (ER18-822), 2.22 g/t Au over 93.1 m including 6.26 g/t Au over 9.0m (ER18-823), 3.46 g/t Au over 18.8 m including 7.13 g/t Au over 8.5 m (ER19-830) and 8.47 g/t Au over 2.0 m (ER19-845).

Subsequent to the Percival drill discover, surficial exploration was carried out which included stripping and trenching. Highlight results from the 2019 channel sampling at Percival included Channel F (2.07 g/t Au over 11 m), Channels G and Ga (3.33 g/t Au over 18 m and 3.69 g/t Au over 14 m) and Channel P (1.96 g/t Au over 28 m).

2020 - 2021 Eau Claire Exploration Program

In November 2020, Fury Gold commenced an ongoing initial 50,000m drill program at the Eau Claire project. The drill program consists of i) the Resource Expansion Program focused on expanding the current resource, and ii) the Exploration Program designed to test targets along the 4.5km long deposit trend. To date a total of 35,297 metres, or approximately 70% of the total program, have been drilled at Eau Claire. Drilling was temporarily paused in the fourth quarter of 2021 while the Company awaited the influx of pending drillhole assay results. The remainder of the program is planned to be completed in 2022, however the timing is dependent upon positive drill results, market conditions, and the availability of funds. Subject to these conditions, the Company expects to incur approximately $8 million of expenditures during 2022 at Eau Claire. There can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration of the Eau Claire project.

Additionally, during the third quarter of 2021, the Company completed biogeochemical surveys on three grids targeting six priority regional exploration targets as part of the Regional Exploration Program.

Resource Expansion Program

The expansion program at the Eau Claire deposit targeted the southeast margin of the defined inferred mineral resource, which is currently defined by 200,000 ounces (“oz”) at 12.2 g/t gold (using a 3.5 g/t gold cut-off grade). This drill program is designed to add ounces between defined resource blocks. To date, Fury Gold has drilled sixteen holes targeting the southeast margin of the Eau Claire Resource with nine drill holes intersecting resource grade and width or higher including: 23.27 g/t gold over 7.09m, 11.56 g/t gold over 6.04m, 59.3 g/t gold over 1m, 8.87 g/t gold over 3m, and 4.89 g/t gold over 2.94m (Figure 2).

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Figure 2: Resource Expansion and Exploration Drilling along the southeast margin of the defined Eau Claire Resource

Exploration Program

Exploration drilling aims to significantly expand the Eau Claire deposit by testing a diverse set of targets: a 1km eastern down plunge extension, the Snake Lake mineralized structure and two targets to the west (‘Hinge’ and ‘Limb’, collectively “Western Extension”). All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. The potential for high-grade gold mineralization to continue down plunge and along strike to the east is supported by gradient array IP chargeability data where the intersection of primary and secondary shear zones has been imaged approximately 600m to 800m to the east of the existing limits of drilling at the Eau Claire deposit.

Target A

Target A is situated 100m to 300m down plunge from the limit of the current resource. The planned drill array represents a 200m to 500m down dip extension from the target area where historical drilling above the target area hosts intercepts of 1.0m of 12.6 g/t gold, 2.5m of 4.4 g/t gold, and 2.0m of 4.8 g/t gold. Collectively, these historical results are associated with both quartz tourmaline veins and secondary shear zone alteration and are interpreted to be vertically situated above the projected down plunge extension of the deposit but demonstrate the continuity of the mineralized system to the east of the current resource. Initial results returned from Target A, include 4.05 g/t gold over 0.5m (21EC-015), 2.41 g/t gold over 3.5m and 2.96 g/t gold over 1.5m (21EC-017) (Figure 2). The drilling intersected zones of stacked quartz-tourmaline veins and associated quartz feldspar porphyry dykes along the Eau Claire deposit structure.

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Target B

Target B is situated 500m to 700m down plunge from the limit of the current resource. The planned drill array represents a 400m to 700m down dip extension from historical drilling above the target area where there is a 20m-wide zone of alteration that is similar to that observed with secondary shear zones at the Eau Claire deposit. Importantly, gradient array IP chargeability data images the intersection of the primary shear zone and secondary shear zones that are associated with the extension of the Eau Claire deposit structure and the mineralized Snake Lake structure, respectively. Similar structural intersections at the Eau Claire deposit are associated with high-grade gold mineralization. Fury Gold completed four drill holes into Target B for a total of 4,434m. Results from these first holes include 1.0m of 15.30 g/t gold from 21EC-007, 1.5m of 8.83 g/t gold from 21EC-010, and 3.0m of 2.59 g/t gold from 20EC-006 (Figure 2). The reported intercepts extend the Eau Claire deposit footprint by over 660m to the east. The Company is evaluating these initial results and planning additional drilling in the area.

Snake Lake

This structure is located 1.2km to the east of the Eau Claire deposit and has seen limited historical drilling. The Company drilled an initial three-hole test along the Snake Lake Structure successfully extending the known mineralization by 840m down dip and identifying a new gold mineralized structure. A deep intersection in 21EC-010, 1.5m of 6.43 g/t gold, is located in the same structural and stratigraphic position as the Snake Lake mineralization. The intercept in 21EC-010 (Target B) is approximately 1,100m down plunge of the nearest Snake Lake drilling and has significantly opened up the exploration potential along this structural corridor. Results from the first holes include 0.5m of 94.10 g/t gold from 21EC-018, 0.5m of 19.60 g/t gold from 21SL-001, 5.0m of 2.85 g/t Au from 21SL-001 and 2.0m of 7.51 g/t Au from 21SL-001. Subsequently, the Company drilled a further eight holes with significant intercepts from these drill holes including 20.70 g/t Au over 1.5m in drill hole 21SL-008, 5.16 g/t Au over 2.50m in drill hole 21SL-003 and 7.14 g/t Au over 1.5m in drill hole 21SL-009. Collectively the mineralization intercepted in this round of drilling has expanded the shallow gold mineralization footprint within the Snake Lake structural corridor to over 950m of strike extent (Figure 3).

The reported intercepts of 7.14 g/t Au over 1.5m (21SL-009) and 4.36 g/t Au over 1.0m (21SL-006) are situated along the newly identified mineralized structure located between the Eau Claire and Snake Lake structures, first recognized in drill hole 21SL-001. Gold mineralization along this newly identified structure, associated with quartz-feldspar porphyry dykes with abundant quartz-tourmaline veining similar to the Eau Claire style of mineralization, has now been intercepted over approximately 500m of strike. Fury Gold’s technical team plans to target both the Snake Lake and the newly identified structures with additional drilling in 2022.

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Figure 3: 2021 Snake Lake Exploration Results

Western Extension

The Western Extension hosts two targets identified at the western limit of the Eau Claire resource using structural and lithogeochemical modeling. Through the analysis of phosphorous/titanium ratios within drill core and surface samples along the Eau Claire deposit trend, the Company has been able to define two distinct basaltic units that collectively define two distinct stratigraphic positions associated within the 850 and 450 zones of mineralization, which was previously unrecognized. Fury Gold's technical team has determined that the mineralized stratigraphic position of the 450 zone, which represents approximately 85% of the resource at Eau Claire, remains untested below the 850 Zone and provides an excellent opportunity to expand the deposit footprint on the western margin of the deposit. Four drill holes were completed which tested a portion of the Hinge target beneath the 850 zone. Results from these first holes include 1.5m of 8.50 g/t gold and 1.0m of 12.81 g/t gold from 21EC-032, 8.0m of 1.18 g/t Au from 21EC-031 and 3.0m of 9.36 g/t Au from 21EC-041 (Figure 4). These initial results from the Hinge target are encouraging and the Company is planning additional drilling.

Two resource expansion holes were drilled to confirm the geometry of the Limb target which intercepted up to eight stacked zones of gold mineralization associated with quartz tourmaline veining and quartz porphyry dykes in 21EC-026. The second drill hole, 21EC-028, intersected four zones of gold mineralization. Results from these holes include 4.96m of 2.71 g/t Au, 1.49m of 7.3 g/t Au, 3.49m of 3.21 g/t Au and 1.0m of 9.6 g/t Au from 21EC-026 and 4.97m of 2.60 g/t Au and 1.49m of 7.77 g/t Au from 21EC-028 (Figure 4). Four Limb exploration holes were completed and all holes intersected stacked zones of quartz tourmaline veining proximal to quartz porphyry dykes that are consistent with the mineralization at the Eau Claire Resource. Although no high-grade intercepts were encountered the hydrothermal system remains open. Results from these holes include 1.0m of 3.93 g/t Au from 21EC-038, 1.0m of 3.83 g/t Au from 21EC-039 and 1.5m of 5.31 g/t Au from 21EC-040 (Figure 4).

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Figure 4: 2021 Western Extension Hinge and Limb Target Results

Regional Exploration Program

Percival Prospect

The historical geochemical surveys did not image the shallow gold mineralization represented by drill intercepts of 93.1m of 2.22 g/t gold, 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold and 2.0m of 8.47 g/t gold. In late 2020 Fury Gold conducted an orientation survey and successfully detected the gold mineralization at Percival through biogeochemistry sampling. In 2021 the Company completed a biogeochemical survey covering 6.5km of prospective stratigraphy along the Percival trend and identified 15 discrete gold anomalies with associated pathfinder elements (+/- As, Pb, Zn). Two of these anomalies were previously known prospects, Percival and Carodoc, the remaining 13 anomalies are new occurrences of gold and associated pathfinder mineralization. The Company commenced geophysical surveys in February 2022, which will be utilized to refine prospective drilling targets.

Committee Bay Project

The following disclosure relating to the Committee Bay Project (other than the disclosure of the 2019, 2020 and 2021 Committee Bay Exploration Programs) is based on information derived from the NI 43-101 compliant amended and restated technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated October 23, 2017, and with an effective date of May 31, 2017, prepared by David Ross, M.Sc., P.Geo. as principal geologist for Roscoe Postle Associates Inc. (now SLR Consulting (Canada) Ltd.), (the “Committee Bay Report”), which amended and restated the technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” with an effective date of May 31, 2017. Reference should be made to the full text of the Committee Bay Report, which is available electronically under the Company’s profile page on SEDAR at www.sedar.com, as the Committee Bay Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein. The Committee Bay Report is the only current NI 43-101 compliant technical report with respect to the Committee Bay Project and supersedes all previous technical reports. In addition, the following disclosure provides updates to the Committee Bay Report based off of exploration and drilling completed at the Committee Bay Project since the date of the Committee Bay Report. All information of a scientific or technical nature contained below and provided after the date of the Committee Bay Report has been reviewed and approved by Bryan Atkinson, the Company’s Senior Vice President, Exploration, and a qualified person for the purposes of NI 43-101.

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Description and Location

The Committee Bay Project is located in the eastern part of the Kitikmeot Region of Nunavut, approximately 430 km northwest of the town of Rankin Inlet, Nunavut. The Project is accessible by air, either from Rankin Inlet or Baker Lake, Nunavut. Rankin Inlet and Baker Lake are serviced seasonally by barge and ship. The hamlets of Rankin Inlet, Baker Lake, Naujaat, Gjoa Haven, Taloyoak, and Kugaaruk are accessible by scheduled commercial flights.

The Committee Bay Project consists of 57 Crown Leases and 190 mineral claims in six non-contiguous blocks totalling approximately 297,273 ha.

Access, Climate, Local Resources, Infrastructure and Physiography

The Committee Bay Project is accessed via fixed wing charter primarily through a 914 m, graded, esker airstrip at Hayes Camp, a permitted, seasonally prepared 1,580 m winter ice airstrip, which is constructed on the adjacent Sandspit Lake, or a 320m tundra airstrip at the Bullion Camp.

The Committee Bay Project is located in the Wager Bay Plateau Ecoregion of the Northern Arctic Ecozone (Marshall and Schutt, 1999). This ecoregion is classified as having a low arctic ecoclimate. Summers are short and cold, with mean daily temperatures above freezing only in July and August. Snow cover usually lasts from September to June, but it can fall during any month. Most of the lakes are icebound until approximately mid-July. Precipitation is moderate throughout the year, but drifting of snow in the winter can result in considerable localized accumulations, particularly on the sides of hills. Fog is often a problem near the coast and at higher elevations particularly during the late spring to early summer and the fall months.

There is no permanent infrastructure at the Committee Bay Project. The Company maintains four camps to support seasonal exploration campaigns in various portions of the Committee Bay Project, namely the Hayes Camp (100 person capacity), the Bullion Camp (20 to 40 person capacity), Crater Camp (40 person capacity) and the Ingot Camp (10 person capacity). A drill water system is maintained at the Three Bluffs site.

Geology, Mineralization and Deposit Types

The Committee Bay Project area, situated in the Churchill Structural Province, is underlain by Archean and Proterozoic rocks and extensively covered by Quaternary glacial drift. It comprises three distinct Archean sub-domains (Prince Albert Group, Northern Migmatite, and Walker Lake Intrusive Complex).

The CBGB, which hosts the gold occurrences discussed in the Committee Bay Report, is composed of Prince Albert Group rocks. These are bounded by the wide, northeast-striking Slave-Chantrey mylonite belt to the northwest and by the Amer and Wager Bay shear zones to the south. Two major fault systems, the northeast-striking Kellet fault and the northwest-striking Hayes River fault, intersect the central portion of the CBGB and cut the Prince Albert Group rocks. Gold occurrences in the CBGB appear to be spatially related to the major shear systems and their sub-structures indicating the potential for the re-mobilization of mineral-bearing fluids along these structures.

The regional strike of rock units in the West Laughland Lake area is generally north but shows a degree of variability. Units, generally vertically dipping in much of the CBGB, have a more moderate to shallow dip at Four Hills. Rocks generally strike northeast from Four Hills east to the Committee Bay Project. In the Hayes River area, the east-striking Walker Lake shear zone is the dominant structure. Dips in the Hayes River area are generally sub-vertical and there is evidence of flexural shear and silicification along lithological contacts between iron formation and talc-actinolite schist (meta-komatiite). Rocks of the Curtis River area, approximately 120 km northeast of the Hayes River area, strike northeast and dip sub-vertically.

The iron formations that host the Three Bluffs, Antler, Hayes, and Ledge gold occurrences have unique lithological associations with their contact rocks and do not appear to be stratigraphically equivalent.

Three low, rounded, rusty outcrops, called West, Central, and East, comprise the Three Bluffs gold occurrence. Gold mineralization is hosted in gossanous, predominantly oxide, silicate, and sulphide facies iron formations. Iron formation thicknesses range from 25 m to 30 m at the West Bluff to 55 m at the Central Bluff. The Three Bluffs iron formation maintains a thickness of 10 m for a minimum strike length of 1.8 km and is at least 55 m thick for 700 m. The iron formations are poorly banded to massive with locally shared, quartz-veined intervals of up to 3 m near lithological contacts. Chlorite and epidote alteration indicates either lower amphibolite grade metamorphism (epidote-amphibolite facies) or the result of retrograde greenschist facies metamorphism associated with gold deposition. Local mineralization, composed of disseminated pyrite and pyrrhotite, can occupy up to 50% of the rock volume.

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History

Key historical events for the project are include: (i) in 1961 and 1967, mapping was done in the area by the Geological Survey of Canada (“GSC”); (ii) in 1970, King Resources Company conducted reconnaissance geological mapping and sampling in the Laughland Lake and Ellice Hills areas, with follow-up work including geophysics and detailed mapping, trenching, and sampling; (iii) in 1970, 1974, and 1976 Cominco Ltd. Carried out reconnaissance and detailed geological mapping, ground geophysics, and sampling in the Hayes River area; (iv) in 1971, the Aquitaine Company conducted airborne electromagnetic (‘EM”) and magnetometer surveys; (v) from 1972 to 1977, detailed re-mapping of the area was done by the GSC; (vi) in 1979, Urangesellschaft Canada Ltd. Carried out reconnaissance airborne radiometric surveys and prospecting for uranium in the Laughland Lake area; (vii) in 1986, Wollex carried out geological mapping and rock sampling in the West Laughland Lake area; (viii) in 1992, GSC conducted geological re-assessment of the mineral potential of the Prince Albert Group; (ix) in 1994, channel sampling carried out over the Three Bluffs area but the results were lost; (x) in 1996, Terraquest Ltd. Conducted a high-resolution airborne magnetometer survey; (xi) from 1997 to 1998, P.H. Thompson Geological Consulting Ltd. Conducted regional geological mapping in the Three Bluffs area; (xii) from 1999 to 2002: GSC conducted a multi-disciplinary study of the Committee Bay Greenstone Belt (“CBGB”); (xiii) from 1992 to 2012, North Country Gold and its predecessors Carried out prospecting, rock sampling, gridding, airborne and ground geophysics, geophysics, geological mapping, and reverse circulation and diamond drilling on several of the gold targets including Three Bluffs, Three Bluffs West, West Plains, Anuri, Inuk, Antler, and Hayes.

Historical drilling (pre-2015) on the Project amounts to 68,269.98 metres drilled in 426 drill holes. Of the historical drilling, 351 drill holes comprising 58,575.56 m were completed at Three Bluffs and are the basis for the Three Bluffs Mineral Resource described below.

Sampling, Analyses and Data Verification

Committee Bay RAB Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six metres) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Global (“ALS”) Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Quality Assurance/Quality Control (“QA/QC”) programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Committee Bay Diamond Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive metres of less than 0.25 g/t Au.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy. Due to the nuggety nature of mineralization encountered, the Company will be running additional analysis on duplicate samples to better understand the analytical precision.

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True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Committee Bay Grabs QA/QC Disclosure:

Approximately 1 to 2kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for 2018 rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be consider as representative of the underlying mineralization.

Core arrives in camp at the end of each drill shift where geological technicians check and correct and downhole distance discrepancies. Technicians record core recovery, fracture density and orientation, magnetic susceptibility, and overall rock quality designation. Geological logging follows, comprising measurement and descriptions of geological units and the collection of semi- quantitative data such as the number of visible gold occurrences, volume percent sulphide minerals, volume percent of alteration minerals, volume percent vein quartz, etc. Sample intervals are then designated by the logging geologist focusing on sulphide bearing and/or silicified Intervals that are well bracketed by apparently unmineralized rock. Protocols limit sampling intervals between 0.75 m and 1 m in length with a minimum length of 0.3 m and a maximum length of 1.5 m so long as geological boundaries were honoured.

Drill core is digitally photographed and core samples are marked for sawing. Sampling intervals, geological boundaries, and a “saw line” are marked by the logging geologist and the core is sawed in half longitudinally by technicians. One half of the core is placed in a sample bag with a uniquely numbered tag and secured with plastic cable ties. Each batch of 20 field samples contain a blank and one of four commercial certified reference materials. The remaining half core is returned to the core box for reference. The majority of the reference core remains on-site except for chosen intervals which are taken to Edmonton, Alberta for display purposes. Individual sample bags are placed inside a larger bag which is closed with a security seal for shipment to the laboratory.

Assaying procedures are generally similar to those used in 2003, with some minor modifications. The standard aliquot size was increased to 2AT (58.32 g) and the samples were all analyzed using FA with a gravimetric finish. Selected samples, containing visible gold or which assayed greater than 20 g/t Au, are re-analyzed using metallic screen fire assay that include twin 2AT gravimetric assays of the fine fraction. A pulp from each sample is sent for standard 30 element ICP analysis using a three-acid digestion

All the RAB and diamond drill core samples are analyzed at the ALS laboratory in Vancouver, BC, by fire assay of a 50 g sample followed by a gravimetric finish according to ALS lab code Au-GRA22 and by a multi-element inductively couple plasma atomic emission spectrometry or mass spectrometry (“ICP-AES/ICP-MS”) package following a four acid digestion of a one gram sample according to ALS lab code ME-MS61. Sample intervals with visible gold in core were assayed using a Screen Fire Assay method on a one kg sample according to ALS lab code Au-SCR24 where the entire sample is screened to 100 μm and firs assays are performed on a 50 g sample of <100 μm material and on the entire >100 μm material. The fire assay is calculated as a weighted average of the two fire assays.

In the opinion of Roscoe Postle Associates Inc. (“RPA”, formerly Scott Wilson Roscoe Postle Associates Inc.), the sample collection, preparation, analysis, transport, and security procedures at the Committee Bay Project are adequate for use in the estimation of mineral resources.

Mineral Processing and Metallurgical Testing

2003 Metallurgical Testing

Dawson Metallurgical Laboratories, Inc. of Salt Lake City, Utah, was commission in 2003 to conduct metallurgical tests on Three Bluffs mineralized material. Twelve drill core samples, eight high-grade and four low-grade, totaling approximately 20 kg were used. The mineralogical study reported the principal sulphide minerals as pyrrhotite with minor pyrite. No reference was made to any deleterious elements in the samples.

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The test indicated that 92% gold recovery could be achieved with cyanidation but the presence of pyrrhotite would result in high cyanide consumption. RPA notes that these preliminary tests suggest gold at Three Bluffs can be recovered using conventional methods.

2008 Metallurgical Testing

Mineral processing testwork comprising exploratory gravity concentration, cyanide leaching, and froth flotation studies were undertaken by Process Research Associates Ltd. (“PRA”) under the guidance of RPA. The sample used was a 110 kg composite of drill core samples from the 2007 exploration program with an average estimated grade of 4.3 g/t Au and 7.5% S.

Additional gravity recovery testwork on Three Bluffs mineralization was performed by Knelson Research Technology Centre. An 18 kg sample, taken from a composite of coarse rejects sample material from 2007 drill core samples, was subjected to multi-pass testing utilizing a bench-scale enhanced gravity concentrator. The tests were designed to examine recovery trends for gold and gold-bearing sulphides.

Based on the composite sample tested it was expected that Three Bluffs mineralization could be processed by various standard beneficiation steps to recover approximately 93% of the gold. The limited metallurgical testwork conducted to date suggests that the gold can be recovered by conventional means, a combination of gravity and flotation followed by cyanide leaching of the concentrate. The metallurgical test results indicated that a combination of gravity and flotation followed by cyanide leaching of the concentrate is likely the most suitable processing option.

2009 Metallurgical Testing

Follow-up work at PRA was then undertaken in April 2009 to look specifically at a flowsheet consisting of gravity recovery followed by cyanidation. These results were reported by PRA on May 6, 2009.

At a primary grind size P80 of 74 μm, gold was effectively extracted by gravity and flotation, with 96% of the gold recovered. In a single Locked-Cycle test, a gravity circuit recovery of 60.5% gold in 0.22% of mass, followed by a cleaner flotation recovery of 35.3% gold in 17.7% of the mass, was obtained. Thus, an overall gold recovery of 95.8% in 17.9% of the mass was shown to be possible. Flotation recovery without gravity scalping was also reasonably successful.

Flotation concentrate was subjected to cyanide leach testwork. A total of eight concentrate leach tests were performed. A single whole ore cyanide leach test obtained 79.2% gold extraction after 48 hours and 94.6% after 72 hours.

Several issues were identified during metallurgical testing of samples, the largest issue lies with cyanide consumption. Cyanide consumption has been found to be extremely high at up to 0.2 kg/h, while leaching kinetics remain low. Another issue that has been identified is that gold bearing sulphides are not amenable to enhanced gravity separation, therefore batch concentration and not continuous gravity concentration should be utilized.

Based on the samples tested to date, Three Bluffs ore is generally considered to be relatively free-milling. Gravity concentration has been effective in recovering up to 60% of the gold. Much of the remaining gold can be effectively recovered by either flotation or cyanide leaching to produce an overall metallurgical recovery above 90%. RPA recommends further optimization and variability work on a greater variety of samples from the Three Bluffs property if further economic studies are conducted.

There has been no mineralogical processing and metallurgical testing since 2009.

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Committee Bay Mineral Resource Estimates

The mineral resources at the Committee Bay Project are estimated to be approximately 2.07 million tonnes of indicated mineral resources grading 7.85 g/t Au, containing 524,000 ounces of gold, and 2.93 million tonnes of inferred mineral resources grading 7.64 g/t Au, containing 720,000 ounces of gold as of May 31, 2017. Compared to the previous mineral resource estimate prepared by RPA in 2013, the tonnage has decreased and the grades have increased due to a higher cut-off grade based on the current metal price, exchange rate, and operating cost assumptions. A bulk density of 3.15 t/m3 was applied for estimation of tonnage. This value was derived from a total of 6,426 density determinations carried out on drill core from a variety of locations in the deposit.

The estimate was carried out using a block model method constrained by wireframe grade shell models, with Inverse Distance Cubed (“ID3”) weighting. Two sets of wireframes and block models were employed: one contemplated open pit mining and the other, underground mining. The block model grade interpolations were checked by (i) an inspection of the interpolated block grades in plan and section views and comparison to the composite grades, and (ii) through a statistical comparison of global block and composite mean grades. Inspection of the block grades in plan and section indicates that the grade estimation honours the drill hole grades reasonably well.

RPA reported mineral resources at calculated cut-off grades of 3.0 g/t Au for open pit mining and 4.0 g/t Au for underground mining based on the following assumptions:

•	Gold Sale Price: US$1,200/oz;
•	Process Recovery 93%;
•	Open Pit Mining Cost C$10.00/t;
•	Underground Mining Cost C$70.00/t;
•	Process + G&A Costs C$75.00/t; and
•	Exchange Rate 1.25 US$/C$.

To fulfill the resource criteria of “reasonable prospects for eventual economic extraction”, a pit shell analysis was run on the 0.5 g/t Au model to determine how much of the deposit could potentially be extracted using open pit methods. The analysis was done using Whittle software with very preliminary assumptions for pit slopes, metallurgical recovery, prices, and costs.

For this mineral resource update, RPA used the preliminary pit shell that was optimized in 2013 using a different gold price and cost assumptions (listed below) than those used to calculate the updated cut-off grade. RPA considers this approach reasonable given that the pit shell used to report open pit resources is conceptual and the relative difference between the underground and open-pit resource cut-off grades is negligible.

The following cost assumptions were used:

•	Gold Sale Price: US$1,500/oz;
•	Overall Pit Slope Angles: 50°;
•	Process Recovery 93%;
•	Mining Cost US$10.00/t; and
•	Process + G&A Costs US$60.00/t

Blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. The same pit shell was applied to the underground model, except that blocks from this model were included in the resource only if they were outside of the shell. The mineral resource estimate prepared by RPA is based on work by RPA conducted in 2013, and reflects the new cut-off grades based on updated metal price, exchange rate and operating costs as of May 31, 2017.

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Mineral Resources as of May 31, 2017

Class	Type	Cut-off (g/t AU)	Tonnes (000 t)	Gold Grade (g/t Au)	Contained Gold (oz Au)
Indicated	Open Pit	3.0	1,760	7.72	437,000
Indicated	Underground	4.0	310	8.57	86,000
	Total		2,070	7.85	524,000
Inferred	Open Pit	3.0	590	7.57	144,000
Inferred	Underground	4.0	2,340	7.65	576,000
	Total		2,930	7.64	720,000

Notes:
1.	CIM definitions (2014) were followed for mineral resources.
2.	Mineral resources are estimated at cut-off grades of 3.0 g/t Au for open pit and 4.0 g/t Au for underground.
3.	Mineral resources are estimated using a long-term gold price of US$1,200 per ounce, and a US$/C$ exchange rate of 1:25.
4.	Nominal minimum mining widths of 5 m (open pit) and 2 m (underground) were used.
5.	Numbers may not add due to rounding.

Exploration Program Recommendations

The following summarizes the work programs recommended by the authours of the 2017 Technical Report for the Committee Bay Project

The Phase 1 program is anticipated to include collection of 17,000 detailed infill till samples and 2,350 regional till samples and completion of 1,200 km2 of drone coverage and 25,000 m of RAB drilling. The Phase 1 program is estimated to cost approximately $20 million. Details of the recommended Phase I program can be found below.

Proposed Budget – Phase 1

Item	$
PHASE 1
Head Office Expenses	228,000
Project Management/Staff Cost	2,462,000
Expense Account/Staff Travel	1,771,000
Lease Payments	157,000
Till Sampling	685,000
Ground Magnetics	200,000
Drone Surveying	93,000
RAB Drilling	4,863,000
Assaying/Analyses	1,084,000
Camp Costs	650,000
Air Support	5,936,000
Subtotal	18,129,000
Contingency	1,813,000
TOTAL	19,942,000

A Phase 2 exploration program, contingent on the results of Phase 1, will mainly consist of drilling. Initially, all of the Three Bluffs drill core should be re-logged so that controls on mineralization can be better understood. Following that, 5,000 m to 10,000 m of exploration diamond drilling is proposed at Three Bluffs to test for the continuity of high grade mineralization at depth and along strike from the current deposit. In addition to the focused work at Three Bluffs, it is recommended that any significant RAB drill intersections from the Phase 1 program be followed up with additional RAB drilling and focused diamond drilling. It is also anticipated that additional targets will be identified during the completion of the regional program and these will have to be targeted using a systematic approach, which includes boulder mapping, detailed infill till sampling, and ground magnetics.

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The Phase 2 exploration program is anticipated to include the completion of both diamond and RAB drilling, along with the collection of surface samples. The recommended Phase 2 program is estimated to cost between $20 million and $25 million. Details of the recommended Phase 2 program can be found below.

Proposed Budget – Phase 2

Item	$
PHASE 2
Head Office Expenses	250,000
Project Management/Staff Cost	2,500,000
Expense Account/Staff Travel	1,800,000
Lease Payments	157,000
Till Sampling	500,000
RAB Drilling	2,000,000
Diamond Drilling	6,000,000
Assaying/Analyses	1,000,000
Resource Estimate Update	65,000
Metallurgical Testwork	100,000
Air Support	6,000,000
Camp Costs	700,000
Subtotal	21,172,000
Contingency	2,117,000
TOTAL	23,289,000

2015 through 2021 Committee Bay Exploration

Since acquiring the Project, Fury Gold has completed a total of 47,194.47 m of RAB drilling in 271 drill holes as well as 14,006.28 m of diamond drilling as part of the Phase 1 recommendations detailed above. In addition to the drilling extensive regional and infill till geochemical campaigns, ground and airborne geophysical surveying as well as aerial drone surveying have been undertaken. The Company has incurred approximately $60M in expenditures exploring the Project. The Company views that the results from this exploration further support conclusions drawn in the Committee Bay Report and do not represent a material change to the Committee Bay Project. The Company intends to continue its exploration in accordance with the Phase 2 recommendations with the continued testing of regional drill targets and expansion drilling at the Three Bluffs deposit.

2018 Committee Bay Exploration Program

During 2018, the Company drilled approximately 10,000 m across several targets in the vicinity of the Three Bluffs deposit but away from known mineralization. Summarized results from this program are highlighted as follows:

•	Aiviq - 16 core and 7 RAB holes - The majority of the core drill holes intersected 20 - 40 meter widths of intense quartz veining and sulphidized banded iron formations. Results from the Aiviq core drill program include highlights of 13.5 m of 1.54 g/t gold (including 6 m of 3.3 g/t gold) 4.5 m of 2.93/t Au, and 1.5 m of 8.95/t Au;

•	Kalulik - 8 RAB holes - The 2018 drill program at Kalulik identified two separate gold-bearing hydrothermal systems, 4 km apart, that intersected broad zones of low-grade mineralization over 10 - 20 meter widths within sulphidized banded iron formations and associated quartz veining. These results include 21.34 m at 0.4 g/t gold and 16.76 m at 0.45 g/t gold; and,

•	Aarluk - 7 RAB holes - At the Aarluk prospect the best intercept was 3.05 m of 3.39 g/t gold, which was encountered in a weakly sulphidized banded iron formation.

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2019 Committee Bay Exploration Program

During 2019, the Company followed up on the results from its 2018 program by completing the following:

•	Machine Learning - A total of twelve new targets were generated through unbiased processing of existing exploration data. Two of the targets overlapped with the Company’s geologist derived targets adjacent to the Aiviq and Kalulik discoveries;

•	Drill Program - A 2,700m diamond drill program at the Committee Bay Project targeted a combination of both machine learning and traditional geologist generated targets and drilled a new gold-bearing system along the regional fault zone that hosts the Aiviq and Kalulik systems. These results include 30 m of 0.67 g/t gold, including 1.5m of 5.03 g/t gold; and

•	IP Survey - A 27 line - kilometer induced polarization survey was conducted to identify both chargeability and conductivity targets along the Aiviq-Shamrock corridor.

2021 Committee Bay Project Drill and Exploration Program

The Company completed 2,587m of diamond drilling during a six-week field program in the third quarter of 2021. The drilling was focused on expanding the defined high-grade mineralization at the Raven prospect and testing the potential mineralization below the current resource at the Three Bluffs deposit.

Raven Prospect

The Raven prospect is located in the southwest third of the Committee Bay Gold Belt, approximately 50 km west of the Three Bluffs deposit. The prospect is situated along an 8km long shear zone where defined gold mineralization is strongly associated with arsenopyrite within sheared and altered gabbros as well as within quartz veins marking the contact between the gabbro and metasediments over a known strike length of approximately 1.2km. There have been 207 rock samples historically taken over the defined area of mineralization, with 30 samples returning values greater than 5 g/t gold with a peak value of 143 g/t gold. Importantly, only 1.2km of the 8km shear zone has been systematically explored to date.

The prospect has a total of nine historical drill holes totaling 1,670m with intercepts including 5.49m of 12.6 g/t gold, 2.84m of 31.1 g/t gold, and 5.38m of 2.99 g/t gold over a drilled strike length of 400m. Historical drilling at the prospect has defined a high-grade body of mineralization approximately 250m in length, with a 30-degree plunge to the east that is open along strike and down dip. Highlights include drill intercepts of 9.18 g/t gold (Au) over 1.5 metres (m) and 7.30 g/t Au over 1.0m in drill hole 21RV-012 and 0.88 g/t Au over 8.00m in drill hole 21RV-011 as well as rock grab results of up to 32.90 g/t Au from a newly identified gold mineralized outcrop 150m to the south of the Raven structure that was drilled in this program.

The reported intercepts have extended mineralization 160m down dip and 70m along strike from historical drilling at Raven. These results paired with the identification of a previously untested gold mineralized structure clearly indicate the significance of the Raven structure and shear zones in general, as exploration targets along the belt. Additional till sampling was completed at the Raven prospect to explore the entire length of the 8km shear zone to define new targets. The sampling has identified high-grade gold mineralization 150m south of the main Raven showing along an undrilled structure at the edge of an 8km long regional shear zone. Seven rock grab samples from outcrop returned results above 10 g/t Au with a peak of 32.9 g/t Au. Gold and arsenic in till now define a coherent 1,400m by 500m anomaly at Raven.

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Three Bluffs Deposit

The Three Bluffs deposit contains a high-grade resource defined by 525,000oz at 7.85 g/t gold in the indicated category and 720,000oz at 7.64 g/t gold in the inferred category. The deposit is characterized by gold mineralization hosted within a folded, silicified, and sulphidized banded iron formation. The anticline that defines the deposit has a strike length of approximately 4km and has been drilled from 150m to 650m vertical depth and is open down dip. High-grade mineralization at the deposit is associated with high conductivity responses due to the intense sulphidation of the banded iron formation as evidenced in the hinge zone of the anticline.

Fury Gold's primary target for 2021 at the Three Bluffs deposit was a conductive body that measures 600m by 200m at a vertical depth of between 300m and 500m. The target is down dip from high grade mineralization within the limbs of the anticline and is offsetting the following intersections: 5m of 40.6 g/t gold, 5.3m of 29.03 g/t gold, 11m of 16.23 g/t gold, 5m of 15.2 g/t gold, 2m of 21.81 g/t gold, and 2m of 19.38 g/t gold. The Company completed a single drill hole that intersected 10.0m of 13.93 g/t Au, 3.0m of 18.67 g/t Au and 1.0m of 23.2 g/t Au (Figure 5). These intercepts are associated with a deformation zone within a meta-sediment unit that is underexplored at Three Bluffs.

Figure 5: Three Bluffs Gold Deposit Long Section Looking North depicting the 2021 drilling results.

RISK FACTORS

An investment in securities of Fury Gold involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of Fury Gold considers the following risks to be most significant for potential investors in Fury Gold, but such risks do not necessarily comprise all those associated with an investment in Fury Gold. Additional risks and uncertainties not currently known to management of Fury Gold may also have an adverse effect on Fury Gold’s business. If any of these risks actually occur, Fury Gold’s business, financial condition, capital resources, results of operations and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when assessing risks related to Fury Gold’s business.

Exploration Activities May Not Be Successful

Exploration for, and development of, mineral properties is speculative and involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting gold or other metals from ore. Fury Gold cannot ensure that its future exploration programs will result in profitable commercial mining operations.

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Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain adequate machinery, equipment and/or labour are some of the risks involved in mineral exploration activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration expertise.

The Company has implemented safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts as it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold or copper from the ore, and anticipated environmental and regulatory compliance costs.

Substantial expenditures are required to establish mineral resources and mineral reserves through drilling and development and for mining and processing facilities and infrastructure. No assurances can be given that mineral will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. There is also no assurance that even if commercial quantities of ore are discovered that the properties will be brought into commercial production or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. Economic feasibility of a project is based on several other factors including anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices and timely completion of any development plan. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company’s mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a “going concern”.

Moreover, advancing any of the Company’s exploration properties into a revenue generating property, will require the construction and operation of mines, processing plants and related infrastructure, the development of which includes various risks associated with establishing new mining operations, including:

•	the timing and costs, which can be considerable, of the construction of mining and processing facilities;
•	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
•	the availability and cost of appropriate smelting and refining arrangements;
•	the need to maintain necessary environmental and other governmental approvals and permits;
•	the availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

It is possible that actual costs and economic returns of future mining operations may differ materially from Fury Gold’s best estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

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Commodity Price Fluctuations and Cycles

Resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored for declines, investor interest subsides, and capital markets become more difficult. The price of commodities varies on a daily basis and there is no reliable way to predict future prices.

Gold prices specifically are historically subject to wide fluctuation and are influenced by a number of factors including not only supply and demand for industrial its uses, but for speculation purposes, all of which factors are beyond the control or influence of the Company. Some factors that affect the price of gold include industrial and jewelry demand; central bank lending or purchase or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold productions; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies.

Additional Funding Requirements and Shareholder Equity Dilution

Fury Gold’s business is in the exploration stage and the Company does not carry-on mining activities. As such, it will require additional financing to continue its operations. Fury Gold’s ability to secure additional financing and fund ongoing exploration will be affected by many factors, including the strength of the economy and other general economic factors. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. These instances of volatility and market turmoil could adversely impact Fury Gold’s operations and the trading price of the Common Shares. There can be no assurance that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration, drilling and/or development. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources.

In order to finance future operations, Fury Gold may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Fury Gold cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of Fury Gold’s securities will have on the market price of the Common Shares.

Negative Cash Flow

Fury Gold experiences negative cash flow from operations and anticipates incurring negative cash flow from operations for 2022 and beyond as a result of the fact that it does not have revenues from mining or any other activities. In addition, as a result of Fury Gold’s business plans for the development of its mineral projects, Fury Gold expects cash flow from operations to continue to be negative until Fury Gold is able to establish the economic viability and the development of one of its mineral projects, of which there is no assurance. Accordingly, Fury Gold’s cash flow from operations will be negative for the foreseeable future as a result of expenses to be incurred s in connection with advancement of exploration on its mineral projects.

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Indirect Economic Interest in the Homestake Ridge Project

As a result of the completion of the sale of the Homestake Ridge Project to Dolly Varden in February 2022, the Company no longer owns and controls the exploration and, if warranted, development of the Homestake Ridge Project. The Company continues to own an indirect minority economic interest in the Homestake Ridge Project through its ownership of a significant interest in Dolly Varden’s common shares. Additionally, the Company has the right to nominate two directors to the Dolly Varden Board and the right to nominate a representative to the technical committee. However, the Company does not control Dolly Varden and, accordingly, will not be able to control the manner in which Dolly Varden continues the exploration and, if warranted, development of the Homestake Ridge Project. Accordingly, there is no assurance that the Company will agree with the manner in which Dolly Varden continues this exploration and, if warranted, development of the Homestake Ridge Project. In addition, the value of the Company’s ownership in Dolly Varden will vary as the price of the common shares of Dolly Varden fluctuate on the TSX Venture Exchange and this value may be more or less than the accounting value ascribed to these shares. While the Company has pre-emptive rights under the Investor Rights Agreement to retain is ownership position in Dolly Varden (on a percentage ownership basis) there is no assurance that the Company will exercise these pre-emptive rights to continue to maintain its position if Dolly Varden determines to complete future equity offerings, either as a result of a determination of the Company not to invest or the inability of the Company to allocate available funds to complete a required investment. Accordingly, the Company’s interest in Dolly Varden may ultimately be diluted. In addition, the Company’s ability to sell its shares in Dolly Varden is restricted under the terms of the Investor Rights Agreement which may impact the ability that the Company is ultimately able to realize for its investment in Dolly Varden.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. These factors are ultimately beyond the control of Fury Gold and could have a material adverse effect on the Company’s financial condition and results of operations. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Mineral Resource Estimates

There is no certainty that any of the mineral resources on the Eau Claire Project, the Committee Bay Project, or any other project with mineral resources will be advanced into mineral reserves. Until a deposit is actually mined and processed, the quantity of mineral resources and grades must be considered as estimates only, and are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at any given time may vary significantly when new information becomes available. While Fury Gold believes that the Company’s estimates of mineral resources are well established and reflect management’s best estimates, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate.

The mineral resource estimates included herein have been determined and valued based on assumed future prices, cut-off grades and operating costs. Furthermore, fluctuations in gold and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revisions to such estimates. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

To date, the Company has not established mineral reserves on any of its mineral properties.

Risks Related to Preliminary Economic Assessments

The mine plan for the Eau Claire Project that is the subject of the Eau Claire PEA is not supported by any preliminary or final feasibility study. Accordingly, there is a substantial risk that the Company will not be able to proceed with the development of the Eau Claire Project and that the Eau Claire Project cannot be economically mined. The Eau Claire PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the Eau Claire PEA results will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability, and there is no assurance that the Eau Claire Project mineral resources will ever be upgraded to mineral reserves. Accordingly, there is significant risk that the economics for the Eau Claire Project indicated in the Eau Claire PEA, including production forecasts, capital costs, operating costs, revenues from operations, net present values and internal rates of return, will not be achieved should the Eau Claire Project be developed. The Eau Claire PEA should be viewed in this context and should not be considered a substitute for a preliminary or final feasibility study

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Inflation

Consumer price inflation has risen significantly in 2022 and if it continues will mean much higher costs for Tier One’s expenditure programs. Fury Gold’s program cost estimates could rapidly become out-of-date. If this happens, the Company will need to either raise additional funds causing equity dilution or reduce its expenditures and reducing progress. Increases in inflation usually result in central bank interest rate hikes which can trigger negative capital market conditions making financing difficult. While inflation increases have often led to higher precious metals prices, there can be no assurance of that and the Company’s operations and its share price could well be adversely affected by increased inflation.

Property Commitments

Fury Gold’s mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by Fury Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Environmental Regulatory, Health & Safety Risks

Fury Gold’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulation provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of any of Fury Gold’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Although Fury Gold believes its operations are in compliance in all material respects with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold’s operations. They may also apply pressure to local, regional and national government officials to take action which are adverse to Fury Gold’s operations. Such actions could have an adverse effect on Fury Gold’s ability to advance is projects and, as a result on its operations and financial performance.

Relationships with Local Communities and Indigenous Organizations

Negative relationships with Indigenous and local communities could result in opposition to the Company’s projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to the Company’s personnel. Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. Fury Gold is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

Fury Gold believes its operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing community support. In addition, Fury Gold seeks to maintain its partnerships and relationships with local communities, including Indigenous peoples, and stakeholders in a variety of ways, including in-kind contributions, volunteer time, sponsorships and donations. Notwithstanding the Company’s ongoing efforts, local communities and stakeholders could become dissatisfied with its activities or the level of benefits provided, which could result in civil unrest, protests, direct action or campaigns against it. Any such occurrence could materially and adversely affect the Company’s business, financial condition or results of operations.

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Environmental Protection

All phases of the Company’s operations are subject to treaty provision and federal, provincial and local environmental laws and regulations. These provisions, laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species. Fury Gold has expanded significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates. Fury Gold’s exploration and drilling projects operate under various operating and environmental permits, licenses and approvals that contain conditions that must be met. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Fury Gold’s financial conditions or results of operations. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Although Fury Gold believes its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of Fury Gold to meet potentially stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Fury Gold cannot be certain that all environmental permits, licenses and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that it might undertake. To the extent such permits, licenses and approvals are required and are not obtained, Fury Gold may be delayed or prohibited from proceeding with planned exploration or development of its projects, which would adversely affect Fury Gold’s business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by governmental, regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current provisions, laws and regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Fury Gold and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Fury Gold’s operations. Such actions could have an adverse effect on Fury Gold’ ability to advance its projects and, as a result, on its financial position and results.

Climate Change

Fury Gold recognizes climate change as an international and community concern. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency. Furthermore, increased regulation of greenhouse gas emissions (including in the form of carbon taxes or other charges) may adversely affect the Company’s operations and that related legislation is becoming more stringent.

Fury Gold is focused on operating in a manner that minimizes environmental impacts of its activities; however, environmental impacts from exploration and drilling activities are inevitable. The physical risks of climate change that may impact the Company’s operations are highly uncertain and may be particular to the unique geographic circumstances associated with each of its operations. Such physical risks include, but are not limited to, extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The Company’s operations in Nunavut and northern British Columbia are particularly vulnerable to extreme weather due to their remoteness. There may also be supply chain implications in getting supplies to the Company’s operations, including transportation issues. Fury Gold makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective, and the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

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Moreover, governments are introducing climate change legislation and treaties at the international, national and local levels. Regulations relating to emission levels and energy efficiency are becoming more stringent, which may result in increased costs of compliance. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if current regulatory trends continue, this may result in increased costs at some or all of the Company’s operations. There is no assurance that such regulations will not have an adverse effect on the Company’s results of operations and financial condition.

Changes in Government Regulation

In addition to climate change, other changes in government regulations or the application thereof and the presence of unknown environmental hazards on any of Fury Gold’s mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations and treaty provisions relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Fury Gold.

Fury Gold may not be able to obtain all necessary licenses and permits that may be required to carry out exploration on any of its projects. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

COVID-19 and Other Pandemics

COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as travel restrictions and bans, social distancing, quarantine or shelter-in-place directives, limitations on the size of gatherings and closures of non-essential businesses. These restrictions have disrupted and may continue to disrupt economic activity, resulting in reduced commercial and consumer confidence and spending, increased unemployment, closure or restricted operating conditions for businesses, volatility in the global economy, instability in the credit and financial markets, labor shortages, regulatory recommendations to provide relief for impacted consumers, and disruption in supply chains.

Competitive Conditions

Fury Gold’s activities are directed towards exploration, evaluation and development of mineral deposits. The mineral exploration industry is competitive and Fury Gold will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. As a result of this competition Fury Gold may not be able to acquire or retain prospective development projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees; and for investment capital with which to fund its projects. If Fury Gold is unable to successfully compete in its industry it could have a material adverse effect on the Company’s results of operations and financial condition.

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Local Community Uncertainties

Fury Gold’s operations at the Committee Bay Project are located in Nunavut, and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties inherent in operating in such jurisdictions. Risks and uncertainties of operating in Nunavut may vary from time to time, but are not limited to a limited local workforce, poor infrastructure, a complex regulatory regime and harsh weather. Moreover, Fury Gold’s operations at the Eau Claire Project are located within the James Bay region, which is subject to a modern treaty with the Cree Nation. The treaty identifies land use categories across the region and communities of interest within the Cree Nations which will be consulted with during development of mineral projects in the Eau Claire Project area.

Acquisitions May Not Be Successfully Integrated

Fury Gold undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses. Any such acquisitions may be significant in size, may change the scale of the Company’s business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks.

Fury Gold’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as: (i) a significant decline in the relevant metal price after Fury Gold commits to complete an acquisition on certain terms; (ii) the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; (iii) the potential disruption of Fury Gold’s ongoing business; (iv) the inability of management to realize anticipated synergies and maximize the financial and strategic position of Fury Gold; (v) the failure to maintain uniform standards, controls, procedures and policies; (vi) the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and (vii) the potential unknown liabilities associated with acquired assets and businesses.

Changes in the Market Price of Common Shares

The Common Shares are listed on the TSX and the NYSE American. The price of Common Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Fury Gold’s performance that may have an effect on the price of Common Shares and may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Fury Gold include: a reduction in analyst coverage by investment banks with research capabilities, a drop in trading volume and general market interest in Fury Gold’s securities, a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Common Shares and a substantial decline in the price of the Common Shares that persists for a significant period of time.

Properties May Be Subject to Defects in Title

Fury Gold has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Fury Gold’s detriment. There can also be no assurance that Fury Gold’s rights will not be challenged or impugned by third parties.

Some of Fury Gold’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Fury Gold mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. Fury Gold has not determined which, if any, of the Fury Gold mineral claims is junior to a mineral claim held by a third party. Although Fury Gold is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

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Reliance on Contractors and Experts

In various aspects of its operations, Fury Gold relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production depends in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while Fury Gold emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Fury Gold or otherwise operating on Fury Gold’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Fury Gold may become subject could have a material adverse effect on Fury Gold’s business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Risks Relating to Statutory and Regulatory Compliance

Fury Gold’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws, regulations and treaty obligations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, treaty obligations and permits. Fury Gold has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which Fury Gold may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which Fury Gold may undertake.

Failure to comply with applicable laws, regulations, treaty obligations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Fury Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations, treaty obligations and permits. Fury Gold is not currently covered by any form of environmental liability insurance. See “– Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Fury Gold and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

Fury Gold is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

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Limited Business History and No History of Earnings

Fury Gold has no history of operating earnings. The likelihood of success of Fury Gold must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of its business. Fury Gold has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Fury Gold will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Claims by Investors Outside of Canada

Fury Gold is incorporated under the laws of British Columbia and an executive office is located in Toronto, Ontario. All of Fury Gold’s directors and officers, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of Fury Gold’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or Fury Gold.

No-Dividends Policy

No dividends on the Common Shares have been paid by Fury Gold to date. Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including Fury Gold’s operating results, financial conditions, development and growth, and current and anticipated cash needs.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Fury Gold’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

The Company documented and tested its internal controls over financial reporting during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal controls over financial reporting. For the year ended December 31, 2021, the Company qualified as an “emerging growth company” under the United States Securities Exchange Act of 1934, as amended, and therefore is eligible to forego the requirements for independent assessment by the Company’s independent auditors of its internal controls over financial reporting under SOX.

The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company’s failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

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No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

Cybersecurity Risks

Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental date, are an integral part of the Company’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, works or other destructive or disruptive software, process breakdowns, denial of service attaches, or other malicious activities or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events could result in damage to the Company’s property, equipment and date. These events also could result in significant expenditures to repair or replace damage property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company’s information technology seems including personal and other data that could damage is reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses; however, in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the Company’s operations and financial results. There can be no assurances that these events and/or security breaches will not occur in the future or not have an adverse effect on the Company’s operations and financial results.

Social Media Risks

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived. Damage to Fury Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

Liabilities relating to Past Issuances of Flow-Through Shares

The Company has issued Flow-Through Shares which requires that it expend the proceeds on exploration in Canada. Although the Company believes it will be able to incur the necessary amount of exploration expenditures as required by the Flow-Through Share subscription agreements, there is a risk that expenditures incurred by the Company may not be expended within the time limits, or that they will qualify as “Canadian exploration expenditures” (“CEE”) , as such term is defined in the Income Tax Act (Canada) (the “Tax Act”), or that any such resource expenses incurred will be reduced by other events including failure to comply with the provisions of the Flow-Through Share subscription agreements or of applicable income tax legislation.

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If the Company does not renounce to Flow-Through Share subscribers CEE within 2022, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company may need to indemnify such subscribers, on the terms included in the Flow-Through Share subscription agreements, for an amount equal to the amount of any tax payable or that may become payable under the Tax Act. The remaining expenditure as of December 31, 2021, in connection with the requirement to incur CEE in 2022 to offset obligations under previous flow through share issuances is $7,290,000.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares in the capital of the Company (none of which has been allotted or issued). As of the date of this AIF, 125,720,950 Common Shares are issued and outstanding. In addition, as at the date of this AIF, there were 7,915,474 Common Shares issuable upon the exercise of outstanding share purchase options (“Options”), at a weighted average exercise price of $1.69. In addition, as of the date of this AIF there were 7,799,263 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants (“Warrants”), at a weighted average exercise price of $1.28.

Attributes of Common Shares

Each Common Share entitles the holder to: (i) one vote at all meetings of shareholders (except meetings at which only holders of a specified class of shares are entitled to vote); (ii) receive, subject to the holders of another class of shares, any dividend declared by the Board; and (iii) receive, subject to the rights of the holders of another class of shares, the remaining property of Fury Gold on the liquidation, dissolution or winding up of Fury Gold, whether voluntary or involuntary, or for the purposes of a reorganization or otherwise or upon any distribution of capital, on a pro-rata basis. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares.

Authorized Preferred Shares

Preferred Shares are authorized to be issued from time to time in one or more series, and the Board may fix from time to time before such issue the number of Preferred Shares, the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. Preferred Shares generally rank in priority over Common Shares and any other shares ranking by their terms junior to the Preferred Shares as to dividends and return of capital upon, liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Pre-emptive Share Purchase Rights

Pursuant to a January 9, 2017 Investor Rights and Obligations Agreement, with Goldcorp Inc. (now owned by Newmont Corporation) it was agreed that as long as Goldcorp maintains a 5% or greater equity ownership interest in Fury Gold, Goldcorp will have the right to participate in future Fury Gold equity issuances (subject to s\]customary carve-outs) in the amount necessary to maintain up to a 12.5% share interest and will also have a right to match certain non-equity financings. If Goldcorp chooses to sell more than 2% of Fury Gold’s shares, Auryn will have an opportunity to designate the buyers. Goldcorp also agreed vote its shares to elect Fury Gold directors who are nominated by the Fury Board and not to acquire Fury Gold in excess of the 12.5% ownership threshold except in the event a control transaction involving a third party commences.

By May 17, 2017 agreement Fury Gold’s predecessor Eastmain Resources agreed to provide an equity participation right in Eastmain share offerings to SIDEX (La Société d’investissement dans la diversification de l’exploration société en commanditewhich in English translates to “Diversification of Exploration Investment Partnership (SIDEX Limited Partnership)”. SIDEX was established by the Government of Quebec and the Fonds de solidarité FTQ in 2001 to foster investment in Quebec mineral exploration. While not legally bound by the May 17, 2017 letter, Fury Gold intends to continue  offer a non-specified level of participation to SIDEX in its equity offerings so long as SIDEX continues to holds a significant block of Fury Gold shares.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out the high and low sale prices and the aggregate volume of trading of the Common Shares on the TSX and the NYSE American on a monthly basis for the most recently completed fiscal year ended December 31, 2021.

Trading Price and Volume of Common Shares on the TSX

Date	High (CAD$)	Low (CAD$)	Volume
December 2021	0.90	0.75	1,888,118
November 2021	0.95	0.79	1,362,066
October 2021	0.93	0.77	1,359,191
September 2021	0.99	0.76	1,163,141
August 2021	1.29	0.85	1,955,005
July 2021	1.50	1.21	1,029,615
June 2021	1.70	1.46	1,339,010
May 2021	1.78	1.48	2,875,492
April 2021	1.71	1.50	2,396,390
March 2021	1.83	1.45	3,946,761
February 2021	2.37	1.67	7,210,579
January 2021	1.94	1.66	4,063,779

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Trading Price and Volume of Common Shares on the NYSE American

Date	High (US$)	Low (US$)	Volume
December 2021	0.72	0.57	5,059,484
November 2021	0.78	0.62	4,498,104
October 2021	0.76	0.61	4,564,064
September 2021	0.79	0.60	5,316,153
August 2021	1.02	0.66	9,360,157
July 2021	1.23	0.96	5,340,045
June 2021	1.42	1.10	5,029,393
May 2021	1.47	1.21	4,963,947
April 2021	1.37	1.20	4,217,368
March 2021	1.46	1.14	8,008,414
February 2021	1.85	1.31	19,992,300
January 2021	1.53	1.31	6,757,400

Prior Sales

During its financial year ended December 31, 2021, and up until the date of this AIF, Fury Gold issued the following securities that were not listed or quoted on either the TSX or the NYSE American:

Date of Issuance	Number and Type of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
April 2, 2021	130,000 Options	$1.53	Option Grant
July 5, 2021	125,000 Options	$1.48	Option Grant
August 26, 2021	1,025,000 Options	$0.93	Option Grant
September 28, 2021	125,000 Options	$0.83	Option Grant
October 6, 2021	5,085,670 Warrants	$1.20	Warrant Grant
October 13, 2021	2,375,780 Warrants	$1.20	Warrant Grant
January 24, 2022	1,745,000 Options	$1.00	Option Grant

DIRECTORS AND EXECUTIVE OFFICERS

Name, Principal Occupation and Province or State of Residence

The following table sets out the names, province or state and country of residence, positions with or offices held with Fury Gold, and principal occupation for the past five years of each of Fury Gold’s directors and executive officers, as well as the period during which each has been a director of Fury Gold. The following table also identifies the members of each committee of the Board.

The term of office of each director of Fury Gold expires at the annual general meeting of shareholders each year.

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Directors and Executive Officers

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
IVAN BEBEK(4) Chair of the Board & Director British Columbia, Canada

Mining Executive

Chair of the Board & Director of Fury Gold; Co-Founder, Co-Chair & Director of Tier One Silver; President, CEO, & Director of Coppernico Metals Inc.(an unlisted reporting issuer), Advisor to Dolly Varden Silver Corporation, Advisor to Torq Resources.

November 2, 2009
FORRESTER (TIM) A. CLARK CEO & Director Massachusetts, United States

Financial Executive

Director of Fury Gold; Director of Dolly Varden Silver Corporation. Mr. Clark has 23 years of global capital markets experience with numerous US, European and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales.

March 16, 2021
STEVE COOK(1) (3) (4) Director British Columbia, Canada

Semi retired Lawyer and Businessman

Director of Fury Gold; Director of Torq; Director or Tier One Silver; Director of Coppernico Metals (an unlisted reporting issuer), former tax partner at law firm of Thorsteinssons LLP; Principal at SM Cook Legal Services Law Corporation; Past Director of Cayden; Past Director of Skeena Resources Ltd.; Past Director of SnipGold Corp; Past Director of LaSalle Exploration Corp.

October 28, 2013
JEFFREY MASON(1) (2) Director British Columbia, Canada

Venture Capitalist

Director of Fury Gold; Director of Torq; Director & Chair of Wildpack Beverage Inc.; Past Chair and interim CEO of Great Panther Mining Limited; Past Director of Amarc Resources Ltd.; Past Director of Libero Copper Corporation (Formerly Libero Mining Corporation); Past Director of Hut 8 Mining Corp. (formerly Oriana Resources Corporation); Past Director of Red Eagle Mining Limited, Past Director and Chief Financial Officer of Nickel Creek Platinum Corp. (formerly Wellgreen Platinum Ltd.).

February 7, 2019
MICHAEL HOFFMAN (1)(2) (3) (4) Director Ontario, Canada

Mining Executive

Director of Fury Gold; Director of Silver X Mining; Director of 1911 Gold; Director of Velocity Minerals; Director of NiCAN Ltd (private entity); Past Director of Eastmain; Past Director of Trevali Mining Corporation

October 9, 2020
ALISON SAGA WILLIAMS (2) (4) Director Ontario, Canada

Lawyer

Director of Fury Gold; Adjunct Professor at Osgoode Hall Law School; Elected Official for the Curve Lake First Nation. Principal of AS Williams Consulting firm, where the balance of Ms. Williams professional activities are spent working in Indigenous communities in government and corporate roles in the capacity of negotiations and governance, and as a strategic advisor.

October 5, 2020

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LYNSEY SHERRY Chief Financial Officer Ontario, Canada	Accounting Professional Chief Financial Officer of Fury Gold; Past VP, Controller, of Canada Goose Holdings Inc., VP, Controller, of Goldcorp Inc. (now Newmont Corporation).	N/A
MICHAEL HENRICHSEN Chief Geological Officer British Columbia, Canada

Geologist

Chief Geological Officer of Fury Gold, Director of Dolly Varden Silver Corporation; Director, President & Secretary of RV Mineral Exploration Consulting Ltd.; Past Structural Geologist at Newmont Mining Corp.

N/A
BRYAN ATKINSON SVP, Exploration Alberta, Canada	Geologist Senior Vice President, Exploration of Fury Gold; Past Exploration Manager of Universal Mineral Services; Past Senior Geologist of APEX Geoscience Ltd.	N/A

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Nominating, Compensation and Governance Committee.
(3)	Member of the Technical, Safety and Risk Management Committee.
(4)	Member of the Indigenous and Community Relations Committee.

Management Security Holdings

As at the date of this AIF, Fury Gold’s directors and executive officers as a group, beneficially owned, directly and indirectly, or exercised control or direction over, a total of 5,686,650 Common Shares, being approximately 4.52% of Fury Gold’s issued and outstanding Common Shares.

Management History of Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of this AIF or within the last 10 years before the date of this AIF, no director or executive officer of Fury Gold was a director, chief executive officer or chief financial officer of any company (including Fury Gold), that:

(a)	was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)	was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, no director or executive officer of Fury Gold, or a shareholder holding a sufficient number of securities of Fury Gold to affect materially the control of Fury Gold,

(a)	is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Fury Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

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(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

i.	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii.	any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Jeffery Mason was a director since March 2015 of the online shoe retailer Shoes.com Technologies Inc., a private BC company, and was a director since September 2016 of certain of its wholly-owned private subsidiary companies, including Shoes.com, Inc., a Delaware company, and Onlineshoes.com, Inc., a Washington company, but was never a director of Shoeme Technologies Limited, a Canadian Federal private company (together, Shoeme Technologies Limited, Shoes.com Technologies Inc., Shoes.com, Inc. and Onlineshoes.com, Inc., the “Shoes Private Companies”). In September 2016, following the resignation of the prior chief financial officer, Mr. Mason assumed the role of interim chief financial officer of the Shoes Private Companies. Due in part to an increasing competitive landscape, the Shoes Private Companies became insolvent, and were not believed to be financeable. The boards of directors of the Shoes Private Companies determined that the interests of stakeholders would be best protected by placing the Shoes Private Companies into receivership in February 2017. Mr. Mason resigned as interim chief financial officer and director of the Shoes Private Companies in February 2017.

Mr. Mason was a director of Red Eagle Mining Corporation (“Red Eagle Mining”), a TSX listed company, commencing on Jan 1, 2010 continuing to his resignation on June 22, 2018. On November 9, 2018, the secured lenders gave default notice and a demand letter under the secured credit facility and advised of their intention to appoint FTI Consulting as receiver over Red Eagle Mining’s assets. Red Eagle Mining had negotiated a restructuring, announced August 24, 2018 under which the secured lenders would write off a significant part of their debt to enable Red Eagle Mining to recommence operations, but the restructuring was contingent upon a US$38 million equity financing from Annibale SAC, personally guaranteed by its principal Fernando Palazuelo. Annibale defaulted on that commitment and as a result, the restructuring could not proceed.

Potential Conflicts of Interest

No directors or officers have any known conflicts of interest in connection with Fury Gold. Several directors serve on the boards of other publicly traded junior mining companies which can lead to potential conflicts of interest in connection with the entitlement to mineral project opportunities which may come to their attention. In response to this risk, the Company and its shared services provider, Universal Mineral Services Ltd. haves established policies to avoid these situations and to comply with legal requirements of their fiduciary obligations and the requirements of the applicable corporate laws (Business Corporations Act (British Columbia)) should such potential conflict of interest situations arise.

Audit Committee

Audit Committee Charter

The primary responsibility of the Audit Committee of the Company (the “Audit Committee”) is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

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Composition of the Audit Committee

The current members of the Audit Committee are Steve Cook (Chairperson), Jeffrey Mason and Michael Hoffman. All current members of the Audit Committee are considered financially literate and all are independent as such terms are defined under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators

Relevant Education and Experience of Audit Committee Members

Set out below is a brief description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Steve Cook is a retired tax partner at the law firm of Thorsteinssons LLP, Vancouver, BC. Mr. Cook received his B.Comm. and LL.B. degrees from the University of BC and was called to the BC Bar in 1982 and the Ontario Bar in 1992. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation.

Jeffrey Mason is a Chartered Professional Accountant and holds an Institute of Corporate Directors designation. Over the past 25 years he served on over 20 public company’s boards. He is experienced in exploration, development, construction and operation for silver, gold, copper, nickel, lead, zinc, platinum group metals and diamond projects in the Americas, Asia and Africa. In 2004 he was awarded the BC Ernst & Young Entrepreneur of the Year Award (Natural Resources Category). He also worked for 15 years for the Hunter Dickinson group, where he performed a variety of roles including Principal, Chief Financial Officer and Corporate Secretary. Mr. Mason served as Director and Audit Chair for eight years at Coastal Contacts Inc. (sold to Essilor International in 2014). He began his career with Deloitte LLP as a Chartered Accountant, followed by eight years at Homestake Mining Company (merged with Barrick Gold Corporation) and also served as Chief Financial Officer of Wellgreen Platinum Ltd. from 2012 to 2016. Mr. Mason is past director 2014 to 2020, and Board Chair from July 2019-April 2020 and Interim CEO/President from October 2019- April 2020 for Great Panther Mining Limited and is an independent board member of Torq Resources Inc, Tier One Silver Inc., Wildpack Beverage Inc and Coppernico Metals Inc (an unlisted reporting issuer). The balance of Mr. Mason’s professional activities is spent providing financial and operations advisory consulting/employment services for mining, electrical power and construction.

Michael Hoffman is an experienced mining executive with over 30 years of practice including engineering, mine operations, corporate development, projects and construction. Mr. Hoffman also has direct northern Canadian mining experience including operations and projects. He currently serves as a director of Silver X Mining, Velocity Minerals, NiCAN Ltd (a private entity) and director and Board Chair for 1911 Gold. Mr. Hoffman is a Mining Engineering graduate from Queen’s University and is a Professional Engineer in the province of Ontario. He is also a member of the Institute of Corporate Directors. Each member of the Audit Committee has:

•	an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•	experience preparing, auditing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

•	an understanding of internal controls and procedures for financial reporting.

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Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor. The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval.

External Auditor Service Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor for various services.

Nature of Services	December 31, 2021	December 31, 2020
Audit Fees(1)	$391,017	$340,421
Audit-Related Fees(2)	Nil	$133,750
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$391,017	$474,171

Notes:
(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. In 2020 and 2021, the Audit Fees included fees incurred in connection with the certain securities filings.
(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation. In 2020, Audit-Related Fees included fees incurred in connection with the Eastmain Merger and Reorganization.

.

Other Board Committees

The Board currently has three other standing committees in addition to the Audit Committee, namely the Nominating, Compensation and Governance Committee, the Indigenous and Community Relations Committee, and the Technical, Safety and Risk Management Committee. Each standing committee of the Board operates according to its mandate, which is approved by the Board and sets out the committee’s duties and responsibilities. Copies of the standing committee mandates are available at www.furygoldmines.com/corporate/corporate-governance/.

No Legal Proceedings

To the best knowledge of Fury Gold’s management, there are no material legal proceedings involving Fury Gold or its properties as of the date of this AIF and Fury Gold knows of no such proceedings currently contemplated.

No penalties or sanctions have been imposed against Fury Gold by a court relating to securities legislation or by a securities regulatory authority during Fury Gold’s financial year, no penalties or sanctions have been imposed by a court or regulatory body against Fury Gold that would likely be considered important to a reasonable investor in making an investment decision and no settlement agreements have been entered into by Fury Gold before a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Fury Gold, there were no material interests, direct or indirect, of directors or executive officers of Fury Gold, any shareholder of Fury Gold who beneficially owns, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction during the three most recently completed financial year of Fury Gold or during the current financial year that has materially affected or is reasonably expected to materially affect Fury Gold, other than:

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Agreement with Universal Mineral Services Ltd.

Universal Mineral Services Ltd. (“UMS”) is a private company with one director in common. On December 31, 2021, Mr. Ivan Bebek resigned as a director of UMS, with Mr. Steven Cook assuming sole directorship of UMS. UMS provides geological, financial, and transactional advisory services as well as administrative services to the Company on an ongoing, full cost recovery basis. Management believes that having these services available through UMS, on a shared and  as-needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days’ notice although the Company will, in the event of termination of the shared services arrangements, remain liable for its share of the UMS premises lease unless and until a replacement subtenant is found.

	Years ended December 31
	2021	2020
Total transactions for the year (000s)	$599	$1,682

The outstanding balance owing at December 31, 2021, was $142 (December 31, 2020 – $109) which is included in accounts payable. In addition, the Company had $150 on deposit with UMS as at December 31, 2021 (December 31, 2020 – $150) and $56 in current prepaids (2020 – nil) representing certain geological software licenses purchased on behalf of the Company by UMS, and which are amortized over twelve months.

During the year ended December 31, 2021, the Company sold certain IT equipment to UMS for total proceeds of $30. The proceeds have been credited against the services provided by UMS in the year.

On July 1, 2021, UMS commenced an office lease with a term of ten years, for which certain rent expenses will be payable by the Company. As at December 31, 2021, the Company expects to incur approximately $565 in respect of its share of future rental expense.

TRANSFER AGENT AND REGISTRAR

Fury Gold’s registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

AUDITOR

The auditor of the Company is Deloitte LLP, Chartered Professional Accountants, of 939 Granville Street, Vancouver, British Columbia. Deloitte LLP, is independent with respect to the Company within the meaning of the rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contract entered into by the Company since the commencement of the Company’s fiscal year ended December 31, 2020 or before such time that are still in effect, and as at the date hereof, is the Arrangement Agreement. See “General Development of the Business – Three Year History – 2020 Plan of Arrangement” and the Agreement with Universal Mineral Services Ltd. described above.

INTERESTS OF EXPERTS

Certain of the scientific and technical information relating to the Company’s mineral projects has been derived from the Technical Reports, technical and scientific information prepared by the experts named below and has been included in reliance on such person’s expertise. Copies of the Technical Reports can be accessed online on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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David Ross, M.Sc., P.Geo., as principal geologist for Roscoe Postle Associates Inc. (now SLR Consulting (Canada) Ltd.), has acted as a “qualified person” as defined in NI 43-101 in connection with the Committee Bay Report.  As Mr. Ross is no longer with Roscoe Postle Associates Inc.  (now SLR Consulting (Canada) Ltd, Luke Evans, P.Eng. of SLR has reviewed and approved the information related to the Committee Bay Project and the Committee Bay Report contained in this AIF.

Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Andrew Bradfield, P.Eng., and Allan Armitage, Ph.D., P.Geo. have acted as a “qualified persons” as defined in NI 43-101 in connection with the Eau Claire PEA and has reviewed and approved the information related to the Eau Claire Project contained in this AIF.

All other scientific and technical information in this Prospectus and relating to the mineral projects or properties material to Fury Gold, including information given after the date of the applicable Technical Reports, has been reviewed and approved by David Rivard-Frappier, P.Geo., Senior Exploration Manager of the Company, who is a “qualified person” under NI 43-101.

Each of the aforementioned firms or persons held less than one percent of any class of the Company’s securities or of any of the Company’s associates or affiliates when they prepared the Technical Reports referred to above or following the preparation of such Technical Reports. None of the aforementioned firms or persons received any direct or indirect interest in any of the Securities or property or of any of the Company’s associates or affiliates in connection with the preparation of such Technical Reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of its associates or affiliates, other than David Rivard, P.Geo., Senior Exploration Manager of the Company, who was at the time of reviewing and approving the applicable information and remain as of the date of this AIF a director, officer or employee of the Company or one of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to Fury Gold, including directors’ and officers’ remuneration and indebtedness, principal holders of Fury Gold’s securities, and securities authorized for issuance under equity compensation plans, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR at www.sedar.com. A copy of the Company’s audit Committee charter is attached to the Company’s 2020 year end Annual Information Form filed on SEDAR.com on March 31, 2021. It has not changed.

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